Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces Fourth Quarter and Year Ended December 31, 2009
     Financial Results

     (TSX: AAV, NYSE: AAV)

     CALGARY, March 16 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") is pleased to announce the financial and operating results for the year ended December 31, 2009.

     <<
     Reduced Debt, Strong Hedging Gains, Lower Operating Costs and Royalties
     Contribute to a Solid 2009

     -   Total debt obligations at year end 2009 were reduced by 57% as compared to December 31, 2008. At December 31, 2009, Advantage's bank debt is $250.3 million on a credit facility of $525 million resulting in an unutilized capacity of approximately $274.7 million. A total of
         $218 million of convertible debentures remain outstanding of which
         $69 million will mature in June 2010, $63 million in December 2011 and the balance of $86 million in January 2015.

     -   Hedging gains of $86.5 million during 2009 contributed significantly to funds from operations of $199.0 million or $1.30 per share despite a 49% reduction in the AECO monthly natural gas price and a 38%
         reduction in WTI crude oil prices in 2009 as compared to 2008. Annual funds from operations were 45% lower compared to 2008 due to the significantly lower commodity prices and also due to the sale of
         8,100 boe per day of assets which closed in July 2009. In the fourth quarter of 2009, funds from operations were $49.8 million or $0.30 per share compared to $69.4 million or $0.49 per share in the same period of 2008. Hedging gains during the fourth quarter of 2009 amounted to $16.3 million.

     -   Total operating costs decreased 46% and 27% for the three months and year ended December 31, 2009 as compared to the same periods in 2008.
         Operating costs per unit decreased 25% to $11.01 per boe for the fourth quarter of 2009 and decreased 13% to $12.11 per boe for the full year of 2009 when compared to the same periods in 2008.
         Advantage's per unit operating costs have decreased continually since early 2008 due to a successful and ongoing optimization program. In addition, the sale of 8,100 boe per day of higher cost production in
         July 2009 and increasing production at Glacier are anticipated to further reduce future corporate operating costs.

     -   Total royalties during the fourth quarter of 2009 decreased 51% and for the full year 2009 decreased 67% when compared to the similar periods of 2008. The royalty rate as a percentage of revenue decreased 3.4% to 13.8% in the fourth quarter of 2009 and for the full year 2009 decreased 4.7% to 14.3% when compared to the similar periods of 2008. The significant decrease in royalties resulted from lower commodity prices and the impact of the Alberta Royalty
         Incentive Programs. Advantage's increased financial flexibility and cash flow in 2009 allowed us to capitalize on the royalty incentives due to our highly active drilling program.

     -   Average daily production during the fourth quarter of 2009 was
         22,566 boe per day and for the full year 2009 was 26,929 boe per day which is 28% and 17% lower than the same periods in 2008. The lower production is due primarily to the sale of 8,100 boe per day of assets in July 2009 and the extended shut-in of our Lookout Butte property (1,100 boe per day) in Southern Alberta which resulted from a third party processing plant modification. Lookout Butte was brought back on production during the latter part of November 2009.

     Successful Drilling Program Leads to Record Reserve Additions in 2009
     (please refer to our March 8, 2010 press release for additional details)

     -   Advantage's 2009 capital development program of $171 million (of which $132.5 million was invested at our Montney resource play at
         Glacier, Alberta) resulted in significant low cost reserve additions and replaced 698% of 2009 annual production at an all-in Finding,
         Development and Acquisition ("FD&A") cost of $10.14 per boe including the change in Future Development Capital ("FDC").

     -   Advantage's P+P reserves increased 34% to 232.3 million boe at
         December 31, 2009 due to the strong low cost drill-bit reserve additions of 95.9 million boe at a Finding and Development ("F&D")
         cost of $9.82 per boe. The significant reserve additions helped offset asset sales which reduced reserves by 27.2 million boe with net proceeds of $245.2 million or $9.01 per boe.

     -   Reserves per share increased 18% at December 31, 2009 as compared to
         December 31, 2008. The debt adjusted reserves per share increase is
         70% for the same period.

     -   Advantage's December 31, 2009 Net Asset Value per share ("NAV") is
         $15.07 per share at a 10% discount rate before tax calculated using the Sproule and Associates Ltd. 2009 reserve report and price forecasts. Our NAV increased by 7.4% from 2008 as the increase in reserves more than offset the significant decline in Sproule's natural gas price forecast.

     -   The one year recycle ratio is 2.6 times using the FD&A cost of $10.14 per boe including the change in FDC and our 2009 operating netback of
         $26.60 per boe.

     -   The proven and probable reserves life index ("RLI") increased by 86%
         from 2008 to 28.2 years using our estimated fourth quarter 2009 average production rate. The RLI is anticipated to decline as production increases associated with our Phase II Glacier development program come on-stream during the second quarter of 2010.

     Glacier Success Results in Low Cost Reserve Additions and Current Montney
     Production Capability In Excess of 90 mmcfd net

     -   Advantage's extensive drilling and development program in 2009 has resulted in a 284% increase in P+P reserves assigned by Sproule in the Upper and Lower Montney at Glacier from 35.8 mmboe (0.21 Tcf) to
         137.4 mmboe (0.82 Tcf) at December 31, 2009. Undeveloped P+P reserves were added at a F&D cost of $9.12 per boe including the change in
         FDC.

     -   The value assigned to Glacier by Sproule increased by 290% from
         $0.3 billion as at December 31, 2008 to $1.17 billion as at
         December 31, 2009 at a 10% discount factor before tax.

     -   The Alberta Government announced on March 11, 2010 that the 5%
         royalty rate for new natural gas wells up to the first 500 mmcf of production or one year, whichever comes first will become permanent.
         This will significantly benefit the 214 future drilling locations that were included in the Sproule December 31, 2009 reserve report as the 5% royalty incentive expiration date of March 31, 2011 will no longer apply.

     -   Capital expenditures at Glacier amounted to $132.5 million in 2009 which included the completion of Phase I of our development program in May 2009 resulting in the achievement of 25 mmcfd of production.
         Additional expenditures through the balance of 2009 included the commencement of our Phase II development program which included drilling 27 gross (19.4 net) horizontal wells and the expansion of gathering systems and facilities to increase production capacity to
         50 mmcfd by the second quarter of 2010.

     -   Since December 2009, the tie in of four new Upper Montney horizontals have effectively pushed our existing facility capacity to the maximum inlet design rate of 25 mmcfd and have caused us to shut-in several
         Montney wells due to facility constraints. Combined with our joint interest wells, production has reached peak rates of approximately
         30 mmcfd.

     -   Construction of our new 50 mmcfd gas plant (100% Advantage W.I.), expanded gas gathering system, and tie-in to the TCPL mainline is nearing completion and commissioning of these facilities and new wells are on track for the second quarter of 2010. Advantage's new gas plant is anticipated to reduce Glacier's total operating costs from $8.25/boe to approximately $2.75/boe due to the elimination of third party processing fees.

     -   Our current production capability including new wells tested to date in both the Upper and Lower Montney zones exceeds 90 mmcfd. An additional 5 gross (5 net) wells have been drilled and are waiting on completion and testing.

     -   Advantage has also signed an agreement with TCPL to initiate work on expanding the sales pipeline lateral to 100 mmcfd.

     -   Advantage has completed the drilling of our first Nikanassin horizontal well at Glacier with completion and testing of the well expected to occur in the first half of 2010. We anticipate several horizontal wells will be required to delineate the potential of the
         Nikanassin which will require optimization of horizontal drilling and completion techniques. We are encouraged with the future upside potential of this resource play due to the combination of existing
         Nikanassin production from several of our vertical wells on our land block and geological mapping that indicates the targeted pay interval reaches thicknesses of up to 50 meters.

     Hedging Update

     -   Advantage's hedging program includes 55% of our net natural gas production for 2010 hedged at an average price of $7.46 Cdn AECO per mcf.

     -   For 2011, Advantage has hedged approximately 27% of our net production at an average price of $6.30 Cdn AECO per mcf.

     -   Additional details on our hedging program are available at our website at www.advantageog.com
     >>

     Looking Forward

     During the fourth quarter of 2009, we continued with our Phase II Montney development program at Glacier which involved drilling horizontal wells to build production inventory and delineate our land block. In addition, construction commenced on our new gas plant and gathering system expansion targeting production capacity of 50 mmcf per day which is anticipated to come on-stream during the second quarter of 2010. Delineation drilling in all four quadrants of our land block has proven up a significant portion of our undrilled acreage with well test results exceeding our expectations. Our net production capability including new well tests is currently estimated to exceed 90 mmcfd due to the better than expected results and we look forward to the second quarter of 2010 when commissioning of our Glacier gas plant is targeted to increase production at Glacier to approximately 50 mmcfd. The overall Glacier development program results in 2009 has increased our level of confidence in the commerciality and remaining upside potential of our Montney resource play that could ultimately require in excess of $2.5 billion of capital expenditures over the life of the project.

     Our H1 2010 Budget was announced on January 19, 2010 and includes the following guidance:

     <<
     Production             24,200 to 25,200 boe/d (68% natural gas weighting)

     Operating Costs        $10.85/boe to $11.50/boe

     Royalty Rate           13% to 16%

     Capital Expenditures   $110 million (approximately 80% Glacier)
     >>

     We anticipate that our capital expenditures will be funded out of cash flow during the first half of 2010 and a continued focus on completing our
Phase II capital program at Glacier will be the key objective. Advantage's strong hedging program significantly enhances our cash flow which provides an opportunity to leverage capital spending during this low supply cost environment and to capitalize on the Alberta Royalty Incentive Programs.
     Looking forward, Advantage is well positioned to pursue organic growth with our improved financial flexibility, solid hedging program and conversion to a growth oriented corporation. With a stable production base and an inventory of over 500 drilling locations at Glacier, Management will continue to employ a disciplined approach designed to create long term growth in shareholder value.

     <<
     Financial and Operating Highlights

     Year ended
      December 31,         2009       2008       2007       2006       2005
     Financial ($000,
      except as
      otherwise
      indicated)
     Revenue before
      royalties(1)        429,492    741,962    557,358    419,727    376,572
       per share(2)          2.80       5.32       4.66       5.18       6.65
       per boe              43.70      62.82      50.97      48.41      51.27
     Funds from
      operations          199,042    361,087    271,143    214,758    211,541
       per share(2)          1.30       2.59       2.22       2.65       3.72
       per boe              20.25      30.58      24.79      24.78      28.80
     Net income (loss)    (86,426)   (20,577)    (7,535)    49,814     75,072
       per share(2)         (0.56)     (0.15)     (0.06)      0.62       1.33
     Expenditures on
      fixed assets        170,868    255,591    148,725    159,487    103,229
     Working capital
      deficit(3)          118,362    146,397     28,087     42,655     31,612
     Bank indebtedness    250,262    587,404    547,426    410,574    252,476
     Convertible
      debentures
      (face value)        218,471    219,195    224,612    180,730    135,111
     Shares outstanding
      at end of year
      (000)               162,746    142,825    138,269    105,390     57,846
     Basic weighted
      average shares
      (000)               153,140    139,483    119,604     80,958     56,593
     Operating
     Daily Production
       Natural gas
        (mcf/d)           104,527    122,878    116,998     94,074     78,561
       Crude oil and
        NGLs (bbls/d)       9,508     11,793     10,462      8,075      7,029
       Total boe/d
        (at) 6:1           26,929     32,273     29,962     23,754     20,123
     Average pricing
      (including hedging)
       Natural gas
        ($/mcf)              6.24       8.14       7.21       6.86       7.98
       Crude oil and
        NGLs ($/bbl)        55.16      87.08      65.38      62.44      57.58
     Proved plus
      probable reserves
       Natural gas (bcf)  1,140.2      704.3      546.4      442.7      286.9
       Crude oil & NGLs
        (mbbls)            43,266     57,386     61,131     47,524     36,267
       Total mboe         233,292    174,767    152,203    121,317     84,082
       Reserve life
        index (years)(4)     28.2       15.2       12.1       11.4       12.0

     (1) includes realized derivative gains and losses
     (2) based on basic weighted average shares outstanding
     (3) working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures
     (4) based on fourth quarter average production rates
     >>

     MANAGEMENT'S DISCUSSION & ANALYSIS

     The following Management's Discussion and Analysis ("MD&A"), dated as of
March 16, 2010, provides a detailed explanation of the financial and operating results of Advantage Oil & Gas Ltd. ("Advantage", the "Corporation", "us",
"we" or "our") for the three months and year ended December 31, 2009 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

     Forward-Looking Information

     This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance.
All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue",
"estimate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.
     In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets;
availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs;
the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.
     These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements;
changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in the Corporation's Annual Information
Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.
     With respect to forward-looking statements contained in this MD&A,
Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.
     Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

     Corporate Conversion and Asset Dispositions

     On March 18, 2009, we announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.
     On July 9, 2009, Unitholders of Advantage Energy Income Fund (the "Fund")
voted 91.64% in favour of the corporate conversion at the annual general and special meeting of the Fund, with subsequent approval by the courts. The conversion has enabled Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at
Glacier, Alberta.
     During 2009 the Corporation also retained a financial advisor to assist with the disposition of light oil and natural gas producing properties located in Northeast British Columbia, West Central Alberta and Northern Alberta.
Proposals were received and evaluated by Advantage with two purchase and sale agreements signed for net proceeds of $243.2 million, subject to further adjustments, and representing production of approximately 8,100 boe/d. Both of these sales closed in July 2009 with the net proceeds used to reduce outstanding debt. Advantage may utilize its credit facilities in the future to redeem certain of the Corporation's convertible debentures as they mature and to help finance its future capital program.
     Given these business developments, historical operating and financial performance may not be indicative of future performance.

     Non-GAAP Measures

     The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP.
Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
     Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Cash provided
      by operating
      activities   $ 41,185  $ 83,754      (51)% $172,691  $374,750      (54)%
     Expenditures
      on asset
      retirement        947     2,968      (68)%    5,437     9,259      (41)%
     Changes in
      non-cash
      working
      capital         7,625   (17,352)    (144)%   20,914   (22,922)    (191)%
     -------------------------------------------------------------------------
     Funds from
      operations   $ 49,757  $ 69,370      (28)% $199,042  $361,087      (45)%
     -------------------------------------------------------------------------
     >>

     Overview

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Cash provided
      by operating
      activities
      ($000)       $ 41,185  $ 83,754      (51)% $172,691  $374,750      (54)%
     Funds from
      operations
      ($000)       $ 49,757  $ 69,370      (28)% $199,042  $361,087      (45)%
       per
       share(1)    $   0.30  $   0.49      (39)% $   1.30  $   2.59      (50)%
       per boe     $  23.95  $  23.90        - % $  20.25  $  30.58      (34)%

     (1) Based on basic weighted average shares outstanding.
     >>

     Cash provided by operating activities and funds from operations have decreased significantly for the year ended December 31, 2009 as compared to
2008 due to considerably lower revenue. Lower revenue is the result of lower production due to the asset dispositions that closed in July 2009 and significantly depressed commodity prices, partially offset by substantial gains we realized on strong derivative contracts. The current global economy has resulted in drastic reductions in commodity prices from lower demand and excess supply. This challenging environment has continued throughout 2009 and we expect to see weak commodity prices for the near-term. However, it is also important to recognize that although commodity prices were weak during the fourth quarter of 2009, our funds from operations per boe actually increased
24% to $23.95 per boe from $19.38 per boe in the third quarter of 2009. This improvement occurred as commodity prices increased and we continued to reduce costs as compared to the third quarter of 2009. We continue to experience lower operating costs per boe as an aggressive optimization program through
2008 and 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure.
     The primary factor that causes significant variability of the
Corporation's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and
Marketing" for a more detailed discussion of commodity prices and our price risk management.

     Revenue

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
     ($000)           2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Natural gas
      excluding
      hedging      $ 33,281  $ 79,402      (58)% $154,889  $382,701      (60)%
     Realized
      hedging
      gains
      (losses)       20,325     5,051      302%   83,162   (16,580)    (602)%
     -------------------------------------------------------------------------
     Natural gas
      including
      hedging      $ 53,606  $ 84,453      (37)% $238,051  $366,121      (35)%
     -------------------------------------------------------------------------
     Crude oil
      and NGLs
      excluding
      hedging      $ 49,229  $ 56,330      (13)% $188,116  $386,700      (51)%
     Realized
      hedging
      gains
      (losses)       (4,053)    8,422     (148)%    3,325   (10,859)    (131)%
     -------------------------------------------------------------------------
     Crude oil
      and NGLs
      including
      hedging      $ 45,176  $ 64,752      (30)% $191,441  $375,841      (49)%
     -------------------------------------------------------------------------
     Total
      revenue(1)   $ 98,782  $149,205      (34)% $429,492  $741,962      (42)%
     -------------------------------------------------------------------------

     (1) Total revenue excludes unrealized derivative gains and losses.
     >>

     Natural gas, crude oil and NGLs revenues, excluding hedging, decreased significantly for the year ended December 31, 2009, as compared to 2008, due to lower production and commodity prices. Reduced production is primarily due to our asset dispositions that closed in July 2009 for net proceeds of $243.2 million, subject to further adjustments, representing production of approximately 8,100 boe/d. The net proceeds from the dispositions were used to reduce outstanding debt.
     Lower commodity prices, particularly natural gas, have persisted throughout 2009 due to many factors including the global recession that has generally reduced demand, higher domestic natural gas production, and mild weather conditions that have increased natural gas supply. For the year ended
December 31, 2009, average realized natural gas prices, excluding hedging, decreased 52% while realized crude oil and NGL prices, excluding hedging, decreased 40%. However, we have seen improvement during the fourth quarter of
2009 as compared to the immediate prior quarter whereby average realized natural gas prices, excluding hedging, increased 48% and realized crude oil and NGL prices, excluding hedging, increased 11%. Given the relatively lower price environment, our commodity price risk management program has delivered realized natural gas and crude oil hedging net gains for the three months and year ended December 31, 2009 of $16.3 million and $86.5 million, respectively.
The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues. These realized hedging gains have been significant to help us stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows.

     Production

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Natural gas
      (mcf/d)        84,466   120,694      (30)%  104,527   122,878      (15)%
     Crude oil
      (bbls/d)        5,985     9,443      (37)%    7,225     9,543      (24)%
     NGLs (bbls/d)    2,503     1,970       27%    2,283     2,250        1%
     -------------------------------------------------------------------------
     Total (boe/d)   22,566    31,529      (28)%   26,929    32,273      (17)%
     -------------------------------------------------------------------------
     Natural gas (%)     62%       64%                 65%       63%
     Crude oil (%)       27%       30%                 27%       30%
     NGLs (%)            11%        6%                  8%        7%
     >>

     Production was 28% lower for the current quarter and 17% lower for this year as compared to the same periods of the prior year due to the completed asset dispositions that closed in July 2009 for net proceeds of $243.2 million, subject to further adjustments. We used the net proceeds to reduce outstanding bank indebtedness. The disposed properties represented approximately 8,100 boe/d of production. Additionally, production of 1,100 boe/d at our Lookout Butte property in Southern Alberta was shut-in since
August 2008 due to an extended third party outage at the Waterton gas plant where a significant modification project was underway. The modification project is complete and our production was brought back on in November 2009.
     Average daily production of 22,566 boe/d for the fourth quarter of 2009 was 5% lower than the third quarter of 2009 primarily due to the asset dispositions. Excluding production in the third quarter of 2009 of 1,725 boe/d from properties disposed, our production for the fourth quarter of 2009 actually increased 3% over the prior quarter due to a few new wells and return of production from our Lookout Butte property, partially offset by some natural declines and cold weather conditions that typically cause production interruptions. Although we have been very active in drilling, testing and completing wells at our Glacier, Alberta area during the last half of 2009, only two new wells were brought on-stream at restricted rates in November and
December 2009 as facilities and infrastructure expansion work was underway but not targeted for completion until the second quarter of 2010. The new
Advantage gas plant is currently on schedule to be operational during the second quarter of 2010 which will allow us to begin producing from our new
Glacier wells. We estimate that approximately 90 mmcf/d of net production capability is currently available at Glacier, including new wells that have been tested.

     Commodity Prices and Marketing

     Natural Gas

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
     ($/mcf)          2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Realized
      natural gas
      prices
       Excluding
        hedging    $   4.28  $   7.15      (40)% $   4.06  $   8.51      (52)%
       Including
        hedging    $   6.90  $   7.61       (9)% $   6.24  $   8.14      (23)%
     AECO monthly
      index        $   4.18  $   6.79      (38)% $   4.12  $   8.13      (49)%
     >>

     Realized natural gas prices, excluding hedging, were significantly lower for the three months and year ended December 31, 2009 than the same periods of
2008 resulting in some of the lowest prices that Advantage has experienced.
However, realized natural gas prices, excluding hedging, for this quarter increased 48% from the third quarter of 2009 as we entered the winter months.
Fortunately, our commodity hedging strategy has continued to result in realized natural gas prices, including hedging, that exceed current market prices. This has significantly mitigated the negative impact from lower natural gas prices and has protected our cash flows and resulting capital expenditure program during the year.
     The 2007/2008 winter season in North America caused inventory levels to decline to approximately the five-year average resulting in stronger prices during early 2008. However, since the second half of 2008 there has been significant softening of natural gas prices from continued high US domestic natural gas production, mild weather conditions, and the ongoing global recession that has negatively impacted demand. These factors had resulted in higher inventory levels during much of 2009 that placed considerable downward pressure on natural gas prices. Heading into the 2009/2010 winter season, we saw strong inventory withdraws which helped to strengthen prices relative to the prior lows experienced during the majority of this year. As we exit the winter, natural gas prices have since weakened and AECO gas is still presently trading at approximately $4.00/GJ. Although we continue to believe in the longer-term pricing fundamentals for natural gas, we are concerned about the current pricing and economic environment that has the potential to extend for a considerable period of time. The global economy could delay the recovery of natural gas pricing longer than anticipated. As well, there continues to be significant questions regarding future natural gas supply given the ongoing development of significant resource style plays throughout North America which have high initial declines and are becoming a larger proportion of the total natural gas supply base in Canada and the US. We watch these market developments closely and will be proactive in implementing an appropriate hedging strategy to continue to mitigate risk associated with volatile natural gas prices due to such factors.

     Crude Oil and NGLs

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
     ($/bbl)          2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Realized crude
      oil prices
       Excluding
        hedging    $  70.86  $  57.46       23% $  59.29  $  92.81      (36)%
       Including
        hedging    $  63.50  $  67.16       (5)% $  60.55  $  89.71      (33)%
     Realized NGLs
      prices
       Excluding
        hedging    $  44.34  $  35.38       25% $  38.10  $  75.93      (50)%
     Realized
      crude oil
      and NGL
      prices
       Excluding
        hedging    $  63.04  $  53.65       18% $  54.20  $  89.59      (40)%
       Including
        hedging    $  57.85  $  61.67       (6)% $  55.16  $  87.08      (37)%
     WTI ($US/bbl) $  76.17  $  58.75       30% $  61.93  $  99.65      (38)%
     $US/$Canadian
      exchange
      rate         $   0.95  $   0.83       14% $   0.88  $   0.94       (6)%
     >>

     Realized crude oil and NGLs prices, excluding hedging, increased 18% for the three months ended December 31, 2009, as compared to 2008 and increased
11% from the third quarter of 2009. However, average realized crude oil and
NGLs prices, excluding hedging, decreased considerably for 2009 as compared to
2008. Advantage's realized crude oil price may not change to the same extent as West Texas Intermediate ("WTI"), due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to
WTI.
     The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year and into early 2009, the result of demand destruction brought on by the global recession. There has been improvement during the last half of 2009, and WTI is currently trading at approximately US$82/bbl. However, during 2009 we have also seen a constant strengthening of the $US/$Canadian exchange rate such that our increase in realized price has been less than the improvement in WTI.
We continue to believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the OPEC cartel and strong relative demand from many developing countries, such as China and India.

     Commodity Price Risk

     The Corporation's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Corporation's financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks that are members of our credit facility syndicate and international energy firms to further mitigate associated credit risk.
     We have been active in entering financial contracts to protect future cash flows and currently the Corporation has the following derivatives in place:

     <<
     Description of
      Derivative           Term               Volume            Average Price
     -------------------------------------------------------------------------
     Natural gas -
      AECO

       Fixed price     April 2009          14,217 mcf/d         Cdn $7.59/mcf
                        to March 2010
       Fixed price     April 2009          14,217 mcf/d         Cdn $7.56/mcf
                        to March 2010
       Fixed price     January 2010        14,217 mcf/d         Cdn $8.23/mcf
                        to June 2010
       Fixed price     January 2010        18,956 mcf/d          Cdn$7.29/mcf
                        to December 2010
       Fixed price     April 2010          18,956 mcf/d          Cdn$7.25/mcf
                        to January 2011
       Fixed price(1)  January 2011         9,478 mcf/d         Cdn $6.24/mcf
                        to December 2011
       Fixed price(1)  January 2011         9,478 mcf/d         Cdn $6.24/mcf
                        to December 2011
       Fixed price(1)  January 2011         9,478 mcf/d         Cdn $6.26/mcf
                        to December 2011

     Crude oil - WTI

       Fixed price     April 2009          2,000 bbls/d         Cdn$62.80/bbl
                        to March 2010
       Fixed price     April 2010          2,000 bbls/d         Cdn$69.50/bbl
                        to January 2011

     (1) These financial contracts were entered into after December 31, 2009.
     >>

     The derivative contracts have allowed us to fix the commodity price on anticipated production, net of royalties, as follows:

     <<
                                       Approximate
                                    Production Hedged,           Average
     Commodity                      Net of Royalties(1)           Price
     -------------------------------------------------------------------------
     Natural gas - AECO
       January to March 2010               81 %               Cdn$7.64/mcf
       April to June 2010                  56 %               Cdn$7.53/mcf
       July to September 2010              41 %               Cdn$7.27/mcf
       October to December 2010            42 %               Cdn$7.27/mcf
     -------------------------------------------------------------------------
     Total 2010                            55 %               Cdn$7.46/mcf
     -------------------------------------------------------------------------

       January to March 2011               40 %               Cdn$6.43/mcf
       April to June 2011                  23 %               Cdn$6.24/mcf
       July to September 2011              23 %               Cdn$6.24/mcf
       October to December 2011            24 %               Cdn$6.24/mcf
     -------------------------------------------------------------------------
     Total 2011                            27 %               Cdn$6.30/mcf
     -------------------------------------------------------------------------
     Crude Oil - WTI
       January to March 2010               29 %               Cdn$62.80/bbl
       April to June 2010                  33 %               Cdn$69.50/bbl
       July to September 2010              34 %               Cdn$69.50/bbl
       October to December 2010            34 %               Cdn$69.50/bbl
     -------------------------------------------------------------------------
     Total 2010                            33 %               Cdn$67.83/bbl
     -------------------------------------------------------------------------

       January 2011                        35 %               Cdn$69.50/bbl
     -------------------------------------------------------------------------

     (1) Approximate production hedged is based on our estimated average production by quarter, net of royalty payments.
     >>

     For the year ended December 31, 2009, we recognized in income a net realized derivative gain of $86.5 million (December 31, 2008 - $27.4 million net realized derivative loss) on settled derivative contracts as a result of average market prices decreasing below our established average hedge prices.
As at December 31, 2009, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $17.2 million, a decrease of $23.7 million from the $40.9 million net asset recognized as at
December 31, 2008. For the year ended December 31, 2009, this $23.7 million decrease was recognized in income as an unrealized derivative loss (December
31, 2008 - $38.8 million unrealized derivative gain). The valuation of the derivatives is the estimated fair value to settle the contracts as at December
31, 2009 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of loss and comprehensive loss as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet.
These derivative contracts will settle in 2010 and 2011 corresponding to when the Corporation will receive revenues from production.

     Royalties

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Royalties
      ($000)       $ 11,390  $ 23,338      (51)% $ 49,010  $146,349      (67)%
       per boe     $   5.49  $   8.05      (32)% $   4.99  $  12.39      (60)%
     As a percentage
      of revenue,
      excluding
      hedging         13.8%    17.2%    (3.4)%    14.3%    19.0%    (4.7)%
     >>

     Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties have decreased in total for the three months and year ended December 31, 2009 compared to the same periods of 2008 due to the decrease in revenue from significantly lower commodity prices and reduced production attributable to our asset dispositions completed in July 2009. Royalties as a percentage of revenue, excluding hedging, have also decreased as compared to 2008 due to the lower price environment and the nature of our capital development activities. For the fourth quarter of 2009, royalties in total and as a percentage of revenue have increased as compared to the third quarter of 2009 due to higher revenues and the improvement in commodity prices, particularly natural gas.
     Our average corporate royalty rates are significantly impacted by the
Alberta Provincial Government's new royalty framework that was effective
January 1, 2009 for conventional oil, natural gas and oil sands whereby
Alberta royalties are now affected by depths, productivity of wells, and commodity prices. Additionally, the Alberta Provincial Government implemented a number of drilling incentive programs with reduced royalty rates over a period of time for qualifying wells. The majority of our wells brought on production since April 1, 2009 qualify under these incentive programs and benefit from a reduced 5% royalty rate on the first 500 mmcf produced or one-year, whichever comes first, and a drilling credit of $200 per metre drilled that reduces capital spending and is limited to 40% of corporate crown royalties paid during the program term. The drilling credit incentives are effective for qualifying wells drilled and brought on production from April 1,
2009 to March 31, 2011 while the reduced 5% royalty rate program has recently been made permanent which will significantly benefit our Glacier development program. As well, the Alberta Province also implemented a natural gas deep drilling program whereby many of our deeper wells may also be eligible for a
5% royalty rate for a period of time dependent on the depth of the well and not to exceed five years. As a result of this additional incentive, we have determined that it could potentially result in an effective 5% royalty rate for the life of some of our deeper wells. This natural gas deep drilling royalty incentive is effective for qualifying wells spud on or before December
31, 2013.
     Given the number of complicating factors and variables impacting royalties, we anticipate that our royalty rates will continue to fluctuate based on commodity prices, individual well productivity, and our ongoing capital development plans. We expect our corporate royalty rate to be in the range of 13% to 16% for 2010.

     Operating Costs

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Operating
      costs ($000) $ 22,847  $ 42,673      (46)% $119,022  $164,091      (27)%
       per boe     $  11.01  $  14.71      (25)% $  12.11  $  13.89      (13)%
     >>

     Total operating costs decreased 46% and 27% for the three months and year ended December 31, 2009 as compared to the 2008 respective periods, which resulted in a corresponding reduction in operating costs per boe by 25% and
13%. When compared to the third quarter of 2009, total operating costs decreased 9% and operating costs per boe decreased by 5%. The lower total operating costs has been primarily due to reduced production from our asset dispositions completed in July 2009. We have realized significant reductions in operating costs per boe as an aggressive optimization program through 2008 and 2009 continued to demonstrate positive benefits. Additionally, corporate operating costs are anticipated to further improve as a result of lower cost production from reduced processing fees at our new Glacier gas plant that will be completed in the first half of 2010. We will seek further opportunities to improve our operating cost structure and expect 2010 operating costs to be between $10.85 to 11.50 per boe.

     General and Administrative

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     General and
      administrative
       Cash
        expense
        ($000)     $  7,074  $  3,198      121% $ 27,710  $ 23,422       18%
         per boe   $   3.41  $   1.10      210% $   2.82  $   1.98       42%

       Non-cash
        expense
        ($000)     $  3,809  $      -        - % $ 11,625  $   (929)  (1,351)%
         per boe   $   1.83  $      -        - % $   1.18  $  (0.08)  (1,604)%

     Employees at
      December 31                                     129       176      (27)%
     >>

     General and administrative ("G&A") expense for the three months and year ended December 31, 2009 has increased compared to the same periods of 2008 partially due to costs associated with our corporate conversion and reorganization. Approximately $2.5 million was incurred directly for the corporate conversion that was completed in July 2009 and $1.8 million for severance costs. As a result of reducing staff levels, we were also able to consolidate office space that will operationally and administratively benefit
Advantage. However, certain office space was completely vacated and we were required to recognize $3.4 million as non-cash G&A expense with a corresponding liability representing the full amount of all future related lease payments. The office lease ends November 2012 and we are looking for opportunities to sublease the space to mitigate associated costs.
     Upon conversion to a corporation on July 9, 2009, Advantage implemented a new Restricted Share Performance Incentive Plan ("RSPIP" or the "Plan") as
approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees and consultants. The number of restricted shares granted is based on the
Corporation's share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation. The
Corporation has not previously settled restricted shares with cash and has no intention to settle restricted shares with cash. Compensation cost related to the Plan is recognized as compensation expense within G&A expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. The maximum amount of restricted shares granted in any one quarter is limited to 50% of the base salaries of those individuals participating in the Plan for such period. For the year ended December 31, 2009, we recognized $10.3 million of equity-based compensation expense, including a non-cash amount of $8.2 million, related to restricted shares granted to service providers and granted
3,298,101 restricted shares at a weighted average grant price of $6.33 per share. As at December 31, 2009, 2,226,904 restricted shares remain unvested and will vest to service providers over the next three years with a total of
$10.2 million in compensation cost to be recognized over the future service periods.

     Management Internalization

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Management in-
      ternalization
      ($000)       $      -  $    916     (100)% $  1,724  $  6,964      (75)%
       per boe     $      -  $   0.32     (100)% $   0.18  $   0.59      (69)%
     >>

     In 2006, the Fund and Advantage Investment Management Ltd. (the
"Manager") reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, the Fund agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a three-year period and was deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided. Management internalization has decreased during 2009 when compared to 2008 as the Trust Units held in escrow continued
to vest during the service periods. As of June 23, 2009, the final Trust Units held in escrow vested and there will be no subsequent management internalization expense recognized.

     Interest on Bank Indebtedness

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Interest
      expense
      ($000)       $  5,066  $  6,430      (21)% $ 19,752  $ 27,893      (29)%
       per boe     $   2.44  $   2.22       10% $   2.01  $   2.36      (15)%
     Average
      effective
      interest
      rate              4.5%      4.5%       - %      4.9%      5.0%    (0.1)%
     Bank
      indebtedness
      at December
      31 ($000)                                  $250,262  $587,404      (57)%
     >>

     Total interest expense decreased 21% and 29% for the three months and year ended December 31, 2009 as compared to 2008, respectively. During the first half of 2009, Advantage experienced lower average interest rates as bank lending rates declined significantly in response to rate reductions enacted by central banks to stimulate the economy. This reduced interest expense was partially offset by additional interest on a higher average debt balance during that period. In June 2009 our credit facility was renewed and is subject to higher basis point and stamping fee adjustments ranging from 1.5%
to 4.0%, depending on the Corporation's debt to cash flow ratio. Therefore, our average effective interest rate was higher during the second half of 2009;
however, this was significantly offset by lower interest expense on the reduced debt level that resulted from the July 2009 asset dispositions and equity financing. The Corporation's interest rates are primarily based on short term bankers acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.9% for the year ended December 31, 2009.

     Interest and Accretion on Convertible Debentures

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Interest on
      convertible
      debentures
      ($000)       $  2,344  $  4,080      (43)% $ 13,676  $ 16,627      (18)%
       per boe     $   1.13  $   1.41      (20)% $   1.39  $   1.41       (1)%
     Accretion on
      convertible
      debentures
      ($000)       $    379  $    703      (46)% $  2,354  $  2,855      (18)%
       per boe     $   0.18  $   0.24      (25)% $   0.24  $   0.24        - %
     Convertible
      debentures
      maturity
      value at
      December 31
      ($000)                                     $218,471  $219,195        - %

     >>

     Interest and accretion on convertible debentures for the three months and year ended December 31, 2009 has decreased compared to 2008 due to the maturity of the 9.00% debentures on August 1, 2008, the 8.25% debentures on
February 1, 2009, the 8.75% debentures on June 30, 2009, and the 7.50%
debentures on October 1, 2009. On December 31, 2009, we issued new 5.00%
convertible debentures for net proceeds of $82.5 million that will mature on
January 30, 2015 and are convertible into shares of the Corporation at the option of the holder at a conversion price of $8.60.

     Depletion, Depreciation and Accretion

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Depletion,
      depreciation
      and accretion
      ($000)       $ 52,284  $ 72,100     (27)%  $256,882  $302,104      (15)%
       per boe     $  25.18  $  24.86       1%  $  26.13  $  25.58        2%
     >>

     Depletion and depreciation of petroleum and natural gas properties is provided on the "unit-of-production" method based on total proved reserves.
Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has decreased for the three months and year ended December 31, 2009 compared to 2008 due to lower production resulting from the asset dispositions that closed in July 2009. However our DD&A per boe has increased due to the asset dispositions whereby the net proceeds received per boe of proved reserves were generally less than the net book value accumulated by Advantage from all past capital activities. This increase was partially offset as we experienced a significant growth in proved reserves from development activities during the year.

     Goodwill

     During 2009, Advantage has had no goodwill recorded on the consolidated financial statements. However, there was goodwill shown on the balance sheet during 2008. In accordance with accounting standards, Advantage frequently assesses goodwill impairment which is effectively a comparison of the fair value of the reporting unit to the values assigned to the identifiable assets and liabilities. The fair value of the reporting is typically determined by reference to the market capitalization adjusted for a number of potential valuation factors. The values of the identifiable assets and liabilities include the current assessed value of our reserves and other assets and liabilities. Near the end of 2008, Advantage and the entire oil and gas industry, experienced a substantial decline in market capitalization as a result of the worldwide recession, resulting in soft commodity prices, and general negative market reaction. As a result, the entire $120.3 million balance of goodwill was determined to be impaired at December 31, 2008 and expensed.

     Taxes

     Current taxes paid or payable for the year ended December 31, 2009 amounted to $1.3 million, compared to $2.5 million expensed for the same period of 2008. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan. The reduction from 2008 is substantially due to the corresponding decrease in commodity prices during 2009.
     Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. On July 9, 2009, the Fund was converted into the Corporation. For the year ended December 31, 2009, the Corporation recognized a total future income tax reduction of $10.9 million compared to
$10.8 million for the same period of 2008. Included in the future income tax reduction for 2009 was a future income tax expense impact of $23.0 million related to the corporate conversion. As at December 31, 2009, the Corporation had a total future income tax liability balance of $43.5 million, compared to
$55.9 million at December 31, 2008. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.
     The Corporation has approximately $1.6 billion in tax pools and deductions at December 31, 2009, which can be used to reduce the amount of taxes payable by Advantage. The estimated tax pools in place at December 31,
2009 are as follows:

     <<
                                                           December 31, 2009
                                                          Estimated Tax Pools
                                                             ($ millions)
                                                             ------------
     Undepreciated Capital Cost                               $      479
     Canadian Oil and Gas Property Expenses                          205
     Canadian Development Expenses                                   351
     Canadian Exploration Expenses                                    24
     Non-capital losses                                              508
     Other                                                            16
                                                             ------------
                                                              $    1,583
                                                             ------------
     >>

     The distributions paid in 2009 by the Fund were 100% taxable. All former
Unitholders of the Fund are encouraged to consult with their tax advisors as to the proper treatment of distributions for income tax purposes and the tax consequences of the corporate conversion.

     Net Loss

     <<
                   Three months ended                  Year ended
                        December 31                   December 31
                      2009      2008   % change     2009      2008   % change
     -------------------------------------------------------------------------
     Net loss
      ($000)       $(14,213) $(95,477)     (85)% $(86,426) $(20,577)     320%
       per share -
        basic and
        diluted    $  (0.09) $  (0.67)     (87)% $  (0.56) $  (0.15)     273%
     >>

     Net loss for the three months ended December 31, 2009 was $14.2 million, as compared to $95.5 million for the same period of 2008. For the year ended
December 31, 2009, we experienced a net loss of $86.4 million, as opposed to the $20.6 million for 2008. A significant impact on our net loss for this year has been the corporate conversion that resulted in the recognition of several one-time costs in G&A expense totaling approximately $7.7 million and a future income tax expense of $23.0 million. As a result of the asset dispositions that closed in July 2009, total revenues and expenses are generally reduced as compared to the prior year. Although 2009 has been a very successful year, our major challenge has continued to be the commodity price environment that has adversely impacted revenues per boe, excluding hedging, with reductions of 15%
and 46% for the three months and year ended December 31, 2009, respectively.
These lower revenues were partially mitigated by our commodity hedging program that resulted in realized derivative gains of $16.3 million and $86.5 million for the three months and year ended December 31, 2009. Unfortunately we were also required to recognize a non-cash unrealized derivative loss relating to the valuation of commodity hedging contracts outstanding as at December 31,
2009 that will not settle until 2010 and 2011. The lower revenues were also partially offset from a significant reduction in Alberta Provincial royalty rates due to the weak commodity price environment. Additionally, we continue to experience lower operating costs as an aggressive optimization program through 2008 and 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure.
During the year, we granted restricted shares to employees under our new corporate compensation plan that resulted in the recognition of equity-based compensation expense of $10.3 million.

     Cash Netbacks

     <<
                                             Three months ended
                                                 December 31
                                       2009                      2008
                                  $000      per boe         $000      per boe
     -------------------------------------------------------------------------
     Revenue               $    82,510  $     39.74  $   135,732  $     46.79
     Realized gain (loss)
      on derivatives            16,272         7.84       13,473         4.64
     Royalties                 (11,390)       (5.49)     (23,338)       (8.05)
     Operating costs           (22,847)      (11.01)     (42,673)      (14.71)
     -------------------------------------------------------------------------
     Operating             $    64,545  $     31.08  $    83,194  $     28.67
     General and
      administrative(1)         (7,074)       (3.41)      (3,198)       (1.10)
     Interest                   (5,066)       (2.44)      (6,430)       (2.22)
     Interest on
      convertible
      debentures(2)             (2,344)       (1.13)      (4,080)       (1.41)
     Income and
      capital taxes               (304)       (0.15)        (116)       (0.04)
     -------------------------------------------------------------------------
     Funds from operations
      and cash netbacks    $    49,757  $     23.95  $    69,370  $     23.90
     -------------------------------------------------------------------------

                                                  Year ended
                                                 December 31
                                       2009                      2008
                                  $000      per boe         $000      per boe
     -------------------------------------------------------------------------
     Revenue               $   343,005  $     34.90  $   769,401  $     65.14
     Realized gain (loss)
      on derivatives            86,487         8.80      (27,439)       (2.32)
     Royalties                 (49,010)       (4.99)    (146,349)      (12.39)
     Operating costs          (119,022)      (12.11)    (164,091)      (13.89)
     -------------------------------------------------------------------------
     Operating             $   261,460  $     26.60  $   431,522  $     36.54
     General and
      administrative(1)        (27,710)       (2.82)     (23,422)       (1.98)
     Interest                  (19,752)       (2.01)     (27,893)       (2.36)
     Interest on
      convertible
      debentures(2)            (13,676)       (1.39)     (16,627)       (1.41)
     Income and
      capital taxes             (1,280)       (0.13)      (2,493)       (0.21)
     -------------------------------------------------------------------------
     Funds from operations
      and cash netbacks    $   199,042  $     20.25  $   361,087  $     30.58
     -------------------------------------------------------------------------

     (1) General and administrative expense excludes non-cash G&A and equity-
         based compensation expense.
     (2) Interest on convertible debentures excludes non-cash accretion expense.
     >>

     Funds from operations decreased in total for the three months and year ended December 31, 2009 compared to the same periods of 2008 primarily due to our dispositions completed in July 2009 and the weaker commodity price environment. Funds from operations per boe was down for the entire 2009 year when compared to 2008 due to much weaker commodity prices, particularly natural gas, which adversely impacted our revenues. However, as a result of our successful commodity price risk management program, we were able to realize significant offsetting gains on derivatives. Royalties also decreased as would be expected since they are significantly influenced by commodity prices. Operating costs, which had increased steadily over the 2008 year, have started to decrease as we begin to realize benefits from our ongoing optimization efforts.
     Our funds from operations per boe was higher for the three months ended
December 31, 2009 as compared to the same quarter of 2008. Although commodity pricing remained weak for the fourth quarter of 2009, we realized significant gains on derivatives and reduced costs that helped to strengthen our funds from operations. When compared to the third quarter of 2009, our funds from operations per boe increased 24% to $23.95 per boe from $19.38 per boe. Once again, this improvement occurred primarily as commodity prices began to increase in comparison to the prior quarter.

     Contractual Obligations and Commitments

     The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

     <<
                                        Payments due by period
     ($ millions)        Total    2010    2011    2012    2013    2014    2015
     -------------------------------------------------------------------------
     Building leases   $   6.4  $  3.9  $  1.5  $  1.0  $    -  $    -  $    -
     Capital leases        2.1     1.4     0.7       -       -       -       -
     Pipeline/
      transportation      25.9     4.4     6.6     6.6     6.6     1.7       -
     Convertible
      debentures(1)      218.5    69.9    62.3       -       -       -    86.3
     -------------------------------------------------------------------------
     Total contractual
      obligations      $ 252.9  $ 79.6  $ 71.1  $  7.6  $  6.6  $  1.7  $ 86.3
     -------------------------------------------------------------------------

     (1) As at December 31, 2009, Advantage had $218.5 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of shares at
         Advantage's option.
     (2) Bank indebtedness of $250.3 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with repayment due one year after commencement of the term.
     >>

     Liquidity and Capital Resources

     The following table is a summary of the Corporation's capitalization structure.

     <<
                                                                  December 31,
     ($000, except as otherwise indicated)                            2009
     -------------------------------------------------------------------------
     Bank indebtedness (long-term)                                $   250,262
     Working capital deficit(1)                                       118,362
     -------------------------------------------------------------------------
     Net debt                                                     $   368,624
     -------------------------------------------------------------------------
     Shares outstanding (000)                                         162,746
     Shares closing market price ($/share)                        $      6.90
     -------------------------------------------------------------------------
     Shares outstanding market value                              $ 1,122,944
     -------------------------------------------------------------------------
     Convertible debentures maturity value (long-term)            $   148,544
     Capital lease obligations (long term)                        $       759
     -------------------------------------------------------------------------
     Total capitalization                                         $ 1,640,871
     -------------------------------------------------------------------------

     (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and convertible debentures.
     >>

     Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the
Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders' equity. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.
     Management of the Corporation's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the
Corporation's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. We have an established $525 million credit facility agreement with a syndicate of financial institutions; the balance of which at December 31, 2009 was $250.3 million. This facility was renewed in June 2009 and is comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The Corporation additionally has convertible debentures that will mature between 2010 and 2015, whereby we have the option to settle such obligations by cash or though the issuance of shares. The current economic situation has placed additional pressure on commodity prices.
Natural gas prices that had been improving early in 2008, have now declined due to the ailing economy as well as increased inventory levels from strong injections and mild weather. Natural gas has dropped with AECO gas presently trading at approximately $4.00/GJ. Crude oil has dropped from a historic high in 2008 to approximately US$82/bbl. The outlook for the Corporation from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower commodity price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, we completed an equity financing, two asset dispositions, and issued 5.00% convertible debentures that repaid debt and enabled us to focus capital spending on our Montney natural gas resource play.
     In summary, we have implemented a strategy to balance funds from operations and capital program expenditure requirements. A successful hedging program was also executed to help reduce the volatility of our funds from operations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment.
However, as with all companies, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

     Shareholders' Equity and Convertible Debentures

     Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.
     As at December 31, 2009, the Corporation had 162.7 million shares outstanding. Prior to converting to a corporation, the Fund had issued
1,263,158 Trust Units as a result of the Premium Distribution(TM),
Distribution Reinvestment and Optional Trust Unit Purchase Plan, generating
$5.2 million reinvested in the Fund (December 31, 2008 - 4,414,830 Trust Units
were issued, generating $39.9 million reinvested in the Fund). On July 7,
2009, prior to the corporate conversion, the Fund issued 17 million Trust
Units through a bought deal financing that raised net proceeds of $96.8 million. The proceeds were utilized to reduce bank indebtedness.
     On July 9, 2009, the Fund was dissolved and converted into the
Corporation, with each Trust Unit converted into one Common Share. Since conversion to a corporation, 547,738 shares have been issued to employees pursuant to the RSPIP. As at March 16, 2010, shares outstanding have increased to 163.0 million.
     At December 31, 2009, the Corporation had $218.5 million convertible debentures outstanding that were immediately convertible to 15.8 million shares based on the applicable conversion prices (December 31, 2008 - $219.2 million outstanding and convertible to 9.5 million shares). During the year ended December 31, 2009, there were no conversions of debentures (December 31,
2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units). The principal amount of 8.25% convertible debentures matured on February 1, 2009 and was settled by issuing 946,887 Trust Units. The 8.75% convertible debentures matured and were settled with $29.8 million in cash on June 30,
2009. The 7.50% convertible debentures matured and were settled with $52.3 million in cash on September 30, 2009. On December 31, 2009, we issued new
5.00% convertible debentures for net proceeds of $82.5 million that will mature on January 30, 2015 and are convertible into shares of the Corporation at the option of the holder at a conversion price of $8.60. As at March 16,
2010, the convertible debentures outstanding have not changed from December
31, 2009. We have $69.9 million of debentures that mature in June 2010, $62.3 million of debentures that mature in December 2011 and $86.3 million of debentures that mature in January 2015. These obligations can be settled through the payment of cash or issuance of shares at Advantage's option.

     Bank Indebtedness, Credit Facility and Other Obligations

     At December 31, 2009, Advantage had bank indebtedness outstanding of
$250.3 million. Bank indebtedness decreased $337.1 million since December 31,
2008, primarily as a result of the asset dispositions, equity financing, and the convertible debenture issuance. The Corporation finalized a new credit facility of $525 million, comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. As well, the borrowing base for the
Corporation's credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation. The next annual review is scheduled to occur in June 2010. There can be no assurances that the $525 million credit facility will be renewed at the current borrowing base level at that time.
     Advantage had a working capital deficiency of $118.4 million as at
December 31, 2009. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required. Our working capital deficiency is high due to the inclusion in current liabilities of
$69.6 million of convertible debentures representing the $69.9 million 6.50%
debentures that mature in June 2010. Advantage has capital lease obligations on various equipment used in its operations. The total amount of principal obligations outstanding at December 31, 2009 is $2.1 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire in 2010 and 2011.

     Capital Expenditures

     <<
                                Three months ended            Year ended
                                   December 31               December 31
     ($000)                     2009         2008         2009         2008
     -------------------------------------------------------------------------
     Land and seismic      $      (186) $    13,039  $     2,080  $    22,532
     Drilling, completions
      and workovers             35,008       49,833      107,060      140,019
     Well equipping and
      facilities                24,975       36,242       61,515       92,016
     Other                          51          198          213        1,024
     -------------------------------------------------------------------------
                           $    59,848  $    99,312  $   170,868  $   255,591
     Property acquisitions           -            -            -        7,621
     Property dispositions          34         (850)    (245,150)        (941)
     -------------------------------------------------------------------------
     Total capital
      expenditures         $    59,882  $    98,462  $   (74,282) $   262,271
     -------------------------------------------------------------------------
     >>

     Advantage's exploitation and development program is focused primarily at
Glacier, Alberta where we are developing a significant natural gas resource play. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage's acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.
     For the year ended December 31, 2009, the Corporation spent a net $170.9 million and drilled a total of 34.2 net (55 gross) wells at a 97% success rate. Total capital spending included $132.5 million at Glacier, $9.0 million at Nevis, and the remaining balance at other areas. Glacier capital spending included 19.4 net (27 gross) horizontal wells and 2 net (2 gross) vertical wells. Facilities work involving the expansion of compression facilities and our pipeline gathering system was completed at the end of the second quarter
2009 and has taken our overall facility capacity to 25 mmcf/d after commissioning the expansion. Construction of the Glacier gas plant is now nearing completion to increase production capacity to 50 mmcf/d by mid 2010.
At Nevis, activity has been focused on drilling horizontal light oil wells that qualify for the recently extended Alberta royalty incentive program.
     On January 19, 2010, the Board of Directors approved a new capital budget for the six month period ending June 2010. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.
     Advantage's corporate capital budget for the six month period ending June
2010 has been set at $110 million and will be funded out of funds from operations, with approximately 80% directed to Glacier and the balance allocated to drilling and enhanced oil recovery projects in our properties at
Nevis, Sunset and Saskatchewan. However, the budget will focus on development of our Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach.

     Sources and Uses of Funds

     The following table summarizes the various funding requirements during the years ended December 31, 2009 and 2008 and the sources of funding to meet those requirements:

     <<
                                                              Year ended
                                                             December 31
     ($000)                                              2009          2008
     -------------------------------------------------------------------------
     Sources of funds
       Property dispositions                        $   245,150   $       941
       Funds from operations                            199,042       361,087
       Units issued, less costs                          96,770         1,248
       Convertible debentures issued,
        less costs                                       82,515             -
       Increase in bank indebtedness                          -        39,978
       Decrease in working capital                            -        38,070
     -------------------------------------------------------------------------
                                                    $   623,477   $   441,324
     -------------------------------------------------------------------------
     Uses of funds
       Decrease in bank indebtedness                $   336,933   $         -
       Expenditures on fixed assets                     170,868       255,591
       Convertible debenture maturities                  82,107         5,392
       Distributions to Unitholders                      23,481       161,924
       Expenditures on asset retirement                   5,437         9,259
       Increase in working capital                        2,352             -
       Reduction of capital lease obligations             2,299         1,537
       Property acquisitions                                  -         7,621
     -------------------------------------------------------------------------
                                                    $   623,477   $   441,324
     -------------------------------------------------------------------------
     >>

     The Corporation generated lower funds from operations during the year ended December 31, 2009 compared to 2008, due to a sharp decrease in commodity prices and lower production from the asset dispositions that closed in July
2009. During 2009 we completed two assets dispositions, an equity financing and issuance of convertible debentures that enabled us to repay a significant portion of our outstanding bank indebtedness. Other major uses of funds during this year included expenditures on fixed assets and convertible debenture maturities. We had three convertible debenture maturities this year, two of which were settled for total cash of $82.1 million. As a result of our efforts to maintain a significant capital program, repay bank indebtedness and convert to a growth oriented corporation, distributions were suspended indefinitely in the first quarter of 2009 and the Corporation does not currently pay a dividend.

     Annual Financial Information

     The following is a summary of selected financial information of the
Corporation and the Fund for the years indicated.

     <<
                                       Year ended    Year ended    Year ended
                                         Dec. 31,      Dec. 31,      Dec. 31,
                                           2009          2008          2007
     -------------------------------------------------------------------------
     Total revenue
      (before royalties) ($000)       $   429,492   $   741,962   $   557,358
     Net loss ($000)                  $   (86,426)  $   (20,577)  $    (7,535)
       per share - basic
       and diluted                    $     (0.56)  $     (0.15)  $     (0.06)
     Total assets ($000)              $ 1,927,241   $ 2,302,746   $ 2,422,280
     Long term financial
      liabilities ($000)(1)           $   383,797   $   718,511   $   768,060
     Distributions declared
      per Trust Unit(2)               $      0.08   $      1.40   $      1.77

     (1) Long term financial liabilities exclude asset retirement obligations and future income taxes.
     (2) On March 18, 2009 Advantage annouced the discontinuance of distributions.
     >>

     Total revenue (before royalties) increased significantly in 2008 as compared to 2007 due to much stronger commodity prices and incremental production from the acquisition of Sound Energy Trust ("Sound") that was completed in September 2007. However, a net loss was still experienced in 2008 as we recognized a $120.3 million impairment of goodwill. For 2009, total revenue (before royalties) decreased as a result of considerably reduced commodity prices and lower production resulting from two asset dispositions completed in July 2009. The lower commodity prices also primarily contributed to the net loss recognized in 2009. Total assets have continually decreased from 2007 through 2009 as depletion, depreciation and accretion expense has exceeded capital spending activity that has been reduced due to the lower commodity price environment. Additionally, total assets decreased in 2008 partially due to the goodwill impairment. From 2007 to 2009 we have also experienced significant decreases in long term financial liabilities due to our concerted efforts to reduce debt. In 2009 we completed two significant asset dispositions, an equity financing, and a convertible debenture issuance with net proceeds utilized to repay outstanding debt. We also suspended all distributions in March 2009 and completed our conversion to a corporation in
July 2009.

     Quarterly Performance

     <<
                                                    2009
     ($000, except as
      otherwise indicated)        Q4           Q3           Q2           Q1
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)      84,466       91,200      124,990      117,968
       Crude oil and
        NGLs (bbls/d)            8,488        8,431       10,212       10,942
       Total (boe/d)            22,566       23,631       31,044       30,603
     Average prices
       Natural gas ($/mcf)
         Excluding
          hedging          $      4.28  $      2.89  $      3.56  $      5.36
         Including
          hedging          $      6.90  $      6.10  $      5.63  $      6.52
         AECO monthly
          index            $      4.18  $      3.03  $      3.66  $      5.64
       Crude oil and NGLs
       ($/bbl)
         Excluding
          hedging          $     63.04  $     56.99  $     55.89  $     43.41
         Including
          hedging          $     57.85  $     54.02  $     54.51  $     54.54
         WTI ($US/bbl)     $     76.17  $     68.29  $     59.62  $     43.21
     Total revenues
      (before royalties)   $    98,782  $    93,101  $   114,659  $   122,950
     Net income (loss)     $   (14,213) $   (53,293) $   (37,810) $    18,890
       per share
        - basic            $     (0.09) $     (0.33) $     (0.26) $      0.13
        - diluted          $     (0.09) $     (0.33) $     (0.26) $      0.13
     Funds from
      operations           $    49,757  $    42,104  $    51,590  $    55,591
     Distributions
      declared             $         -  $         -  $         -  $    17,266

                                                    2008
     ($000, except as
      otherwise indicated)        Q4           Q3           Q2           Q1
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)     120,694      122,627      123,104      125,113
       Crude oil and
        NGLs (bbls/d)           11,413       11,980       11,498       12,281
       Total (boe/d)            31,529       32,418       32,015       33,133
     Average prices
       Natural gas ($/mcf)
         Excluding
          hedging          $      7.15  $      8.65  $     10.33  $      7.90
         Including
          hedging          $      7.61  $      7.55  $      9.18  $      8.23
         AECO monthly
          index            $      6.79  $      9.27  $      9.35  $      7.13
       Crude oil and NGLs
       ($/bbl)
         Excluding
          hedging          $     53.65  $    107.96  $    110.15  $     85.99
         Including
          hedging          $     61.67  $    100.02  $    101.34  $     84.83
         WTI ($US/bbl)     $     58.75  $    118.13  $    124.00  $     97.96
     Total revenues
      (before royalties)   $   149,205  $   195,384  $   208,868  $   188,505
     Net income (loss)     $   (95,477) $   113,391  $   (14,369) $   (24,122)
       per share
        - basic            $     (0.67) $      0.81  $     (0.10) $     (0.18)
        - diluted          $     (0.67) $      0.79  $     (0.10) $     (0.18)
     Funds from
      operations           $    69,370  $    93,345  $   103,754  $    94,618
     Distributions
      declared             $    45,514  $    50,743  $    50,364  $    50,021
     >>

     The table above highlights the Corporation's and Fund's performance for the fourth quarter of 2009 and also for the preceding seven quarters.
Production has gradually decreased during the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds.
Production increased modestly in the third quarter of 2008 as new wells were brought on production and most facility turnarounds were completed. During the fourth quarter of 2008 and the first quarter of 2009, production decreased as we experienced freezing conditions from early cold weather in December and a slow recovery from such cold weather conditions. An extended third party facility outage also began in August 2008 and has continued through 2009 but is now completed and our production came back on in November 2009. Production increased in the second quarter of 2009 due to recovery from cold weather conditions that caused brief production outages and additional production from a number of wells drilled during the first quarter of 2009 but delayed until after March 31, 2009 such that we could benefit from the new 5% Alberta
Provincial royalty rate available on such wells. We experienced a significant decrease in production during the third quarter of 2009 as we completed asset dispositions that closed in July 2009 for net proceeds of $243.2 million, subject to further adjustments. The disposed properties represented approximately 8,100 boe/d of production. As the third quarter of 2009 still included 1,725 boe/d from the disposed properties, this means that production in the fourth quarter of 2009 actually increased 3% due to a few new wells and return of production from our Lookout Butte property, partially offset by some natural declines and cold weather conditions that typically cause production interruptions. Our financial results, particularly revenues and funds from operations, increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of
2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of 2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend through to the third quarter of 2009. We have seem improvements in commodity prices during the fourth quarter of 2009 that has increased our revenues and funds from operations; however, commodity prices still remain weak. Net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Corporation reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and a $120.3 million impairment of our entire balance of goodwill. In the first quarter of 2009, the global economy showed no clear sign of recovery and commodity prices, particularly natural gas, were weak in comparison to prior quarters. However, Advantage was still able to report net income as we recognized both realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs. Natural gas prices continued to worsen during the second and third quarters of 2009 resulting in the recognition of net losses for the periods. The third quarter net loss was also impacted by additional costs incurred related to the corporate conversion, including a $23.0 million future income tax expense, and increased depletion and depreciation expense from a higher DD&A rate per boe that resulted from the asset dispositions. The net loss decreased during the fourth quarter of 2009 as commodity prices began to improve, but still remain low. Partially offsetting the net losses experienced during 2009 is the continuing reduction in costs including royalties and operating costs.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation's financial results and financial condition.
     Management relies on the estimate of reserves as prepared by the
Corporation's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation and impairment of petroleum and natural gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Corporation.
     Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future petroleum and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
     In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions.

     Accounting Pronouncements Implemented

     During 2009, we implemented the following accounting pronouncements:

     a) Goodwill and intangible assets

     Effective January 1, 2009, the Corporation adopted CICA Section 3064,
Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other
Intangible Assets and Section 3450, Research and Development Costs. The new
Section has not had any impact on the financial statements.

     b) Enhancement to Financial Instrument disclosures

     Effective December 31, 2009, the Corporation adopted disclosure requirements that the CICA added to Handbook Section 3862 "Financial
Instruments - Disclosures." The added requirements augmented disclosure requirements with respect to fair values and liquidity risk associated with financial instruments. Fair values are now required to be determined following a three (3) level hierarchy.

     International Financial Reporting Standards

     In February 2008, the Canadian Institute of Chartered Accountants
("CICA") confirmed that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for
the fiscal years beginning on or after January 1, 2011. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Corporation's reporting for the first quarter 2011, for which the current and comparative information will be prepared under IFRS. We expect the transition to IFRS will impact accounting, financial reporting, internal controls over financial reporting, taxes, information systems and processes. Management has engaged its key personnel responsible and developed an overall plan to address IFRS implementation.
     The most significant change identified will be accounting for fixed assets. The Corporation, like many Canadian oil and gas reporting issuers, applies the "full cost" concept in accounting for its oil and gas assets.
Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Corporation to make a much more detailed assessment of its oil and gas assets. For depletion and depreciation, the Corporation must identify asset components, and determine an appropriate depreciation or depletion method for each component. With regard to impairment test calculations, we must identify "Cash Generating Units", which are defined as the smallest group of assets that produce independent cash flows. An impairment test must be performed individually for all cash generating units when indicators suggest there may be an impairment. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the
International Accounting Standards Board ("IASB") is currently undertaking an extractive activities project, to develop accounting standards specifically for businesses like that of the Corporation. However, we anticipate that the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for fixed assets and will evaluate these other areas in due course and develop more detailed plans to address the identified issues. Advantage's IFRS conversion project has been developed in three main phases:

     Phase One: Scope and Plan

     <<
         This phase consists of high level assessment to identify key areas of
         Canadian GAAP versus IFRS differences that would most likely impact the company. This assessment was completed in early 2009.
     >>

     Phase Two: Design and Build

     <<
         This phase, commenced in the third quarter of 2009 and involved the detail assessment, from an accounting, reporting and business perspective, of the changes that would be caused by the conversion to
         IFRS. Specific accounting processes and policy review include:
         exploration and evaluation costs, property, plant and equipment, depreciation and depletion, asset impairment, provisions and decommissioning liabilities, income tax, systems and financial statement preparation and disclosure. The deliverables for this phase include specific accounting policies for the above mentioned topics and also includes IFRS transitional choices. This phase is expected to be completed by the end of the second quarter 2010.
     >>

     Phase Three: Implement and Review

     <<
         This phase involves the execution of the work completed in phase two, by making changes to business and accounting processes and supporting information systems, as well as the formal documentation of the final approved accounting policies and procedures compliant with IFRS.
         Details surrounding the collection of comparative financial and other data in 2010 are also being finalized in this phase. This phase is currently underway and is expected to be completed by the end of
         2010.

         Education, training and communication of key financial employees, other staff and management, the Audit Committee and the Board will continue throughout the conversion project.
     >>

     Accounting Policy Impacts and Decisions:

     <<
         The Corporation is progressing through its assessment of impacts of adopting IFRS based on the standards as they currently exist, and have identified the following as having the greatest potential to impact the accounting policies, financial reporting and information systems requirements upon conversion to IFRS. Differences between
         IFRS and Canadian GAAP in addition to those referred to below, may still be identified based on further detailed analysis and other changes in IFRS prior to conversion in 2011. Advantage has not yet finalized its accounting policies or transitional choices and as such is unable to quantify the impact on the financial statements of adopting IFRS.

         a) Depreciation

         IFRS and Canadian GAAP contain the same basic principles of accounting for property, plant and equipment; however, differences in application do exist. IAS 16 requires an allocation of the amount initially recognized as PP&E to each significant part and the depreciation of each part separately. This method of componentizing
         PP&E will result in an increased number of calculations of depreciation expense and may impact the amount of depreciation expense. IFRS allows the option of using either proved or proved and probable reserves in the depreciation calculation. Advantage has not concluded at this time which method it will use.

         b) Impairment of Assets

         Impairment of Assets IAS 36, uses a one-step approach for testing and measuring asset impairment, with asset carrying values being compared to the higher of value in use and fair value less cost to sell. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where step one, of a two-step approach, uses undiscounted cash flows. Under IFRS, impairment testing is carried out at an individual asset group level (Cash
         Generating Unit) versus under Canadian GAAP which is generally at a country level. This will result in the possibility of more frequent write downs in the carrying value under IFRS. However, under IAS 36 previous impairment losses (except for goodwill) must be reversed where circumstances change such that the impairment has been reduced.

         c) First Time Adoption of International Financial Reporting Standards
            IFRS 1

         IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other
         GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. In July 2009, an amendment to
         IFRS 1 was issued that applies to oil and gas assets. The amendment allows an entity that used full cost accounting, at adoption of IFRS, to measure exploration and evaluation assets at the amount measured under its previous GAAP for those assets. The entity may also measure its oil and gas assets in the development and production phases, by allocating the amount determined under the entities previous GAAP to the underlying assets pro rata using reserve volumes or reserve values as of that date.

         d) Information Systems

         It is anticipated that the adoption of IFRS may have an impact on information systems requirements. We are currently assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS.

         e) Financial Reporting

         The adoption of IFRS will result in additional disclosure
         requirements in the financial statements. Draft IFRS financial statements are currently being prepared for review. The statements will be reviewed by our external auditors and approved by management.

         f) Internal Controls

         In accordance with the Corporations approach to certification of internal controls required under Canadian Securities Administrators'
         National instrument 52-109 and SOX 302 and 404, all entity level, information technology, disclosures and business process controls will require updating and testing to reflect changes arising from our conversion to IFRS.
     >>

     Controls and Procedures

     The Corporation has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Corporation is committed to providing timely, accurate and balanced disclosure of all material information about the
Corporation. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and President and Chief
Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings.

     Evaluation of Disclosure Controls and Procedures

     The Corporation has established a Disclosure Committee consisting of the executive members with the responsibility of overseeing the Corporation's disclosure practices and designing disclosure controls and procedures ("DCP"), as specified under Canadian and US securities law, to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the
Corporation under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation and that all material information relating to the
Corporation is made known to them by others, particularly during the period in which the Corporation's annual and interim filings are being prepared. All written public disclosures are reviewed and approved by at least one member of the Disclosure Committee prior to issuance. Additionally, the Disclosure
Committee assists the Chief Executive Officer and President and Chief
Financial Officer of the Corporation in making certifications with respect to the disclosure controls of the Corporation required under applicable regulations and ensures that the Board of Directors is promptly and fully informed regarding potential disclosure issues facing the Corporation.
     The Corporation's Management is responsible for establishing and maintaining effective internal control over financial reporting ("ICFR"), as such term is defined in National Instrument 52-109 Certification of Disclosure
in Issuers' Annual and Interim Filings. Management of Advantage, including our
Chief Executive Officer and President and Chief Financial Officer, has
evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our
Chief Executive Officer and President and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects. It should be noted that while the
Chief Executive Officer and President and Chief Financial Officer believe that the Corporation's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

     Management's Report on Internal Controls over Financial Reporting

     The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission
and the Canadian Securities Administrators. The Corporation's internal control over financial reporting is a process designed, under the supervision and with the participation of executive and financial officers of the Corporation, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external reporting purposes in accordance with GAAP.
     The Corporation's internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.
     The Corporation's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.
Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the
Corporation's policies and procedures.
     The Corporation's management assessed the design and effectiveness of the internal control over financial reporting as of December 31, 2009, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on
this assessment, the Chief Executive Officer and President and Chief Financial
Officer concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2009.
     During the year ended December 31, 2009, there has been no change in the
Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

     Corporate Governance

     The Board of Directors' mandate is to supervise the management of the business and affairs of the Corporation. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities and the issuance of additional shares, will be made by the Board.
     The Board of Directors meets regularly to review the business and affairs of the Corporation to make any required decisions. The Board of Directors consists of nine members, seven of whom are unrelated to the Corporation. The
Independent Reserve Evaluation Committee has four members, the Audit Committee has four members, and the Human Resources, Compensation and Corporate
Governance Committee has three members. All members of the various committees are independent. One member of the Audit Committee has been designated a
"Financial Expert" as defined in applicable regulatory guidance. In addition, the Chairman of the Board is not related and is not an executive officer of the Corporation.
     The Board of Directors approved and Management implemented a Code of
Business Conduct and Ethics. The purpose of the code is to lay out the expectation for the highest standards of professional and ethical conduct from our directors, officers and employees. The code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Our
Code of Business Conduct and Ethics is available on our website at
www.advantageog.com.
     As a foreign private issuer listed on the New York Stock Exchange (the
"NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements.
Advantage is, however, required to comply with the following NYSE Rules: (i)
Advantage must have an audit committee that satisfies the requirements of Rule
10A-3 under the United States Securities Exchange Act of 1934, as amended;
(ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation to the NYSE, as well as an interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.
     A further discussion of the Corporation's corporate governance practices can be found in the Management Proxy Circular.

     Outlook

     During the fourth quarter of 2009, we continued with our Phase II Montney development program at Glacier which involved drilling horizontal wells to build production inventory and delineate our land block. In addition, construction continued on our new gas plant and gathering system expansion targeting production capacity of 50 mmcf/d and anticipated to come on-stream during the second quarter of 2010. Well test results have exceeded our expectations and drilling in all four quadrants of our land block has proven up a significant portion our undrilled acreage. Optimization of our completion and frac techniques have resulted in a significant improvement in horizontal well rates due to a 70% increase in the rate per frac compared to our earlier wells. We estimate current net production capability including new well tests exceed 90 mmcf/d. We look forward to the second quarter of 2010 when commissioning of our Glacier gas plant is targeted to increase production at
Glacier to approximately 50 mmcf/d and reduce operating costs in that property from $8.25/boe to an estimated $2.75/boe primarily due to the elimination of third party processing fees. The results in 2009 helped prove up a significant portion of undrilled acreage at Glacier which provides a much higher level of confidence in the commerciality and remaining upside potential of our Montney resource play that could ultimately involve over $2.5 billion of capital expenditures over the life of the project.
     Our H1 2010 Budget was announced on January 19, 2010 and includes the following guidance:

     <<
     Production             24,200 to 25,200 boe/d (68% natural gas weighting)

     Operating Costs        $10.85/boe to $11.50/boe

     Royalty Rate           13% to 16%

     Capital Expenditures   $110 million (approximately 80% Glacier)
     >>

     We anticipate that our capital expenditures will be funded out of cash flow during the first half of 2010 and a continued focus on completing our
Phase II capital program at Glacier will be the key objective. Advantage's strong hedging program significantly enhances our cash flow which provides an opportunity to leverage capital spending during this low supply cost environment and to capitalize on the Alberta Royalty Incentive Programs.
     Looking forward, Advantage is well positioned to pursue future development plans at Glacier with our strong balance sheet, solid hedging position and conversion to a growth oriented corporation. With a stable production base and an inventory of over 500 drilling locations at Glacier,
Management will continue to employ a disciplined approach designed to create long term growth in shareholder value.

     Sensitivities

     The following table displays the current estimated sensitivity on funds from operations and funds from operations per share to changes in production, commodity prices, exchange rates and interest rates for 2010 including our hedging activities.

     <<
                                                       Impact on Annual Funds
                                                           from Operations

                                                           $000     per share
     -------------------------------------------------------------------------
     Natural gas
       AECO monthly price change of $1.00/Mcf           $16,500         $0.10
       Production change of 6.0 mmcf/d                  $11,800         $0.07
     Crude oil and NGLs
       WTI price change of US$10.00/bbl                 $12,900         $0.08
       Production change of 1,000 bbls/d                $24,000         $0.14
     $US/$Canadian exchange rate change of $0.01         $2,100         $0.02
     Interest rate change of 1%                          $3,300         $0.02
     >>

     Additional Information

     Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Corporation's website at www.advantageog.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

     March 16, 2010

     <<
                       CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets

                                                    December 31,  December 31,
     (thousands of dollars)                             2009          2008
     -------------------------------------------------------------------------

     Assets
     Current assets
       Accounts receivable                          $    54,531   $    84,689
       Prepaid expenses and deposits                      9,936        11,571
       Derivative asset (note 12)                        30,829        41,472
     -------------------------------------------------------------------------
                                                         95,296       137,732
     Derivative asset (note 12)                             323         1,148
     Fixed assets (note 3)                            1,831,622     2,163,866
     -------------------------------------------------------------------------
                                                    $ 1,927,241   $ 2,302,746
     -------------------------------------------------------------------------

     Liabilities
     Current liabilities
       Accounts payable and accrued liabilities     $   111,901   $   146,046
       Distributions payable to Unitholders                   -        11,426
       Current portion of capital lease
         obligations (note 5)                             1,375         1,747
       Current portion of convertible debentures
        (note 6)                                         69,553        86,125
       Derivative liability (note 12)                    12,755           611
       Future income taxes (note 9)                       4,704        11,939
     -------------------------------------------------------------------------
                                                        200,288       257,894
     Derivative liability (note 12)                       1,165         1,039
     Capital lease obligations (note 5)                     759         3,906
     Bank indebtedness (note 7)                         247,784       584,717
     Convertible debentures (note 6)                    130,658       128,849
     Asset retirement obligations (note 8)               68,555        73,852
     Future income taxes (note 9)                        38,796        43,976
     Other liability (note 10)                            3,431             -
     -------------------------------------------------------------------------
                                                        691,436     1,094,233
     -------------------------------------------------------------------------

     Shareholders' Equity
     Share capital (note 11)                          2,190,409             -
     Unit capital (note 11)                                   -     2,075,877
     Convertible debentures equity component
      (note 6)                                           18,867         9,403
     Contributed surplus (note 11)                        7,275           287
     Deficit                                           (980,746)     (877,054)
     -------------------------------------------------------------------------
                                                      1,235,805     1,208,513
     -------------------------------------------------------------------------
                                                    $ 1,927,241   $ 2,302,746
     -------------------------------------------------------------------------

     Commitments (note 14)

     see accompanying Notes to Consolidated Financial Statements

     On behalf of the Board of Directors of Advantage Oil & Gas Ltd:

     (signed)                    (signed)
     ----------------------      ----------------------
     Paul G. Haggis, Director    Andy J. Mah, Director

     Consolidated Statements of Loss,
     Comprehensive Loss and Deficit

                                                     Year ended    Year ended
     (thousands of dollars, except                  December 31,  December 31,
      for per share amounts)                            2009          2008
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural gas                    $   343,005   $   769,401
       Realized gain (loss) on derivatives
        (note 12)                                        86,487       (27,439)
       Unrealized gain (loss) on derivatives
        (note 12)                                       (23,738)       38,789
       Royalties                                        (49,010)     (146,349)
     -------------------------------------------------------------------------
                                                        356,744       634,402
     -------------------------------------------------------------------------

     Expenses
       Operating                                        119,022       164,091
       General and administrative                        39,335        22,493
       Management internalization (note 11)               1,724         6,964
       Interest                                          19,752        27,893
       Interest and accretion on convertible
        debentures                                       16,030        19,482
       Depletion, depreciation and accretion            256,882       302,104
       Impairment of goodwill (note 4)                        -       120,271
     -------------------------------------------------------------------------
                                                        452,745       663,298
     -------------------------------------------------------------------------
     Loss before taxes                                  (96,001)      (28,896)
     Future income tax reduction (note 9)               (10,855)      (10,812)
     Income and capital taxes (note 9)                    1,280         2,493
     -------------------------------------------------------------------------
                                                         (9,575)       (8,319)
     -------------------------------------------------------------------------
     Net loss and comprehensive loss                    (86,426)      (20,577)
     Deficit, beginning of year                        (877,054)     (659,835)
     Distributions declared                             (17,266)     (196,642)
     -------------------------------------------------------------------------
     Deficit, end of year                           $  (980,746)  $  (877,054)
     -------------------------------------------------------------------------
     Net loss per share (note 11)
       Basic and diluted                            $     (0.56)  $     (0.15)
     -------------------------------------------------------------------------

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Cash Flows

                                                     Year ended    Year ended
                                                    December 31,  December 31,
     (thousands of dollars)                             2009          2008
     -------------------------------------------------------------------------
     Operating Activities
     Net loss                                       $   (86,426)  $   (20,577)
     Add (deduct) items not requiring cash:
       Unrealized loss (gain) on derivatives             23,738       (38,789)
       Equity-based compensation (note 11)                8,194          (929)
       Non-cash general and administrative (note 10)      3,431             -
       Management internalization                         1,724         6,964
       Accretion on convertible debentures                2,354         2,855
       Depletion, depreciation and accretion            256,882       302,104
       Impairment of goodwill                                 -       120,271
       Future income tax reduction                      (10,855)      (10,812)
     Expenditures on asset retirement                    (5,437)       (9,259)
     Changes in non-cash working capital                (20,914)       22,922
     -------------------------------------------------------------------------
     Cash provided by operating activities              172,691       374,750
     -------------------------------------------------------------------------

     Financing Activities
     Units issued, less costs (note 11)                  96,770         1,248
     Convertible debentures issued, less costs (note 6)  82,515             -
     Convertible debenture maturities (note 6)          (82,107)       (5,392)
     Increase (decrease) in bank indebtedness          (336,933)       39,978
     Reduction of capital lease obligations              (2,299)       (1,537)
     Distributions to Unitholders                       (23,481)     (161,924)
     Changes in non-cash working capital                    500             -
     -------------------------------------------------------------------------
     Cash used in financing activities                 (265,035)     (127,627)
     -------------------------------------------------------------------------
     Investing Activities
     Expenditures on fixed assets                      (170,868)     (255,591)
     Property acquisitions                                    -        (7,621)
     Property dispositions (note 3)                     245,150           941
     Changes in non-cash working capital                 18,062        15,148
     -------------------------------------------------------------------------
     Cash provided by (used in) investing activities     92,344      (247,123)
     -------------------------------------------------------------------------
     Net change in cash                                       -             -
     Cash, beginning of year                                  -             -
     -------------------------------------------------------------------------
     Cash, end of year                              $         -   $         -
     -------------------------------------------------------------------------

     Supplementary Cash Flow Information
       Interest paid                                $    31,335   $    40,215
       Taxes paid                                   $     1,410   $     1,957

     see accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     December 31, 2009 and 2008

     All tabular amounts in thousands except as otherwise indicated.

     1.  Business and Structure of Advantage Oil & Gas Ltd.

         Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is an
         intermediate oil and natural gas exploration and production corporation with properties located in Western Canada. Advantage was created on July 9, 2009, through the completion of a plan of arrangement pursuant to an information circular dated June 5, 2009.
         Advantage Energy Income Fund (the "Fund") was dissolved and converted into the corporation, Advantage Oil and Gas Ltd., with each Trust
         Unit converted into one Common Share. The figures for the year ended
         December 31, 2008 are those of the Fund. Advantage does not currently pay a dividend.

     2.  Summary of Significant Accounting Policies

         The Management of the Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods.
         The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

         (a) Consolidation and joint operations

         These consolidated financial statements include the accounts of the
         Corporation and all subsidiaries. All intercompany balances and transactions have been eliminated.

         The Corporation conducts exploration and production activities jointly with other participants. The accounts of the Corporation reflect its proportionate interest in such joint operations.

         (b) Fixed assets

             (i) Petroleum and natural gas properties

             The Corporation follows the "full cost" method of accounting in accordance with the guideline issued by the Canadian Institute of
             Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or
             unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling and completion, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development
             activities, net of any government incentive programs.

             Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of
             depletion and depreciation of 20% or more.

             Depletion of petroleum and natural gas properties and
             depreciation of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production"
             method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent
             engineers. For purposes of the depletion and depreciation
             calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

             The depletion and depreciation cost base includes total
             capitalized costs, less costs of unproved properties, plus an estimate of future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

             Petroleum and natural gas properties are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved
             properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

             (ii) Furniture and equipment

             The Corporation records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives. The Corporation records leasehold improvements at cost and provides depreciation on the straight-line method over the term of the lease.

         (c) Goodwill

         Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Corporation) to its carrying value, including goodwill. If the fair value of the
         Corporation is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Corporation to the identifiable assets and liabilities as if the Corporation had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Corporation over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred.

         (d) Distributions

         Distributions previously declared by the Fund were reported on an accrual basis.

         (e) Financial instruments

         The Corporation's financial instruments consist of financial assets, financial liabilities, and non-financial derivatives. All financial instruments are initially recognized at fair value on the balance sheet. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: held for trading, loans and receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Held for trading financial instruments are measured at fair value with gains and losses recognized in earnings immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to earnings when the asset is derecognized. Loans and receivables, held to maturity investments and other financial liabilities are recognized at amortized cost using the effective interest method and impairment losses are recorded in earnings when incurred. With all new financial instruments, an election is available that allows entities to classify any financial instrument as held for trading.
         Only those financial assets and liabilities that must be classified as held for trading are classified as such by the Corporation.

         Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as held for trading and recorded on the balance sheet at fair value as derivative assets and liabilities. Gains and losses on these instruments are recorded as unrealized gains and losses on derivatives in the consolidated statement of loss, comprehensive loss and deficit in the period they occur and as realized gains and losses on derivatives when the contracts are settled. Since unrealized gains and losses on derivatives are non-cash items, there is no impact on cash provided by operating activities as a result of their recognition.

         Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Such costs incurred on held for trading financial instruments are expensed immediately. For other financial instruments, an entity can adopt an accounting policy of either expensing transaction costs as they occur or adding such transaction costs to the fair value of the financial instrument. The
         Corporation has chosen a policy of adding transaction costs to the fair value initially recognized for financial assets and liabilities that are not classified as held for trading.

         Effective December 31, 2009, the Corporation adopted disclosure requirements that the CICA added to Handbook Section 3862 "Financial
         Instruments - Disclosures." The additional requirements augmented disclosure requirements with respect to fair values and liquidity risk associated with financial instruments. Fair values are now required to be determined following a three (3) level hierarchy.

         (f) Comprehensive income

         Comprehensive income consists of net income and other comprehensive income ("OCI") with amounts included in OCI shown net of tax.
         Accumulated other comprehensive income is comprised of the cumulative amounts of OCI. To date, the Corporation does not have any adjustments in OCI and therefore comprehensive loss is currently equal to net loss.

         (g) Convertible debentures

         The Corporation's convertible debentures are financial liabilities consisting of a liability with an embedded conversion feature. As such, the debentures are segregated between liabilities and equity based on the residual value method, where the liability is first measured using a discount rate without the conversion feature and the remaining amount is allocated to equity. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term and expensed accordingly. As debentures are converted to shares, an appropriate portion of the liability and equity components are transferred to share capital.

         (h) Asset retirement obligations

         The Corporation records the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Corporation's asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Corporation's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of fixed assets. The asset recorded is depleted on a "unit-of-production" basis over the life of the reserves consistent with the Corporation's depletion and depreciation policy for petroleum and natural gas properties. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligations are charged against the obligation to the extent of the liability recorded.

         (i) Income taxes

         The Corporation follows the "liability" method of accounting for future income taxes. Under this method future income tax assets and liabilities are determined based on differences between the carrying value of an asset or liability and its tax basis using substantively enacted tax rates and laws expected to apply when the differences reverse. The effect a change in income tax rates has on future tax assets and liabilities is recognized in net income in the period in which the change is substantively enacted.

         (j) Equity-based compensation

         Advantage accounts for compensation expense based on the "fair value"
         of rights granted under its equity-based compensation plans. Prior to converting to a corporation, the Fund had Trust Units held in escrow relating to management internalization (note 11), a Trust Unit Rights
         Incentive Plan for external directors, and a Restricted Trust Unit
         Plan. Subsequent to converting to a corporation, Advantage has a
         Restricted Share Performance Incentive Plan (note 11).

         The escrowed Trust Units relating to the management internalization vested equally over three years, the period during which employees were required to provide service to receive the Trust Units.
         Therefore, the management internalization consideration was being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided, including an estimate of future Trust Unit forfeitures.

         Awards under the external directors' Trust Unit Rights Incentive Plan vested immediately with associated compensation expense recognized in the current period earnings and estimated forfeiture rates were not incorporated in the determination of fair value. The compensation expense resulted in the creation of contributed surplus until the rights were exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus were recorded as an increase in Unitholders' capital.

         Advantage's Restricted Share Performance Incentive Plan ("RSPIP" or
         the "Plan"), authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees, and consultants. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. Compensation cost related to the Plan is recognized as compensation expense within general and administrative expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. As compensation expense is recognized, contributed surplus is recorded until the restricted shares vest at which time the appropriate shares are then issued to the services providers and the contributed surplus is transferred to share capital. The Plan replaced the previous Restricted Trust Unit ("RTU")
         plan that was in place prior to the conversion to a corporation and for which the accounting was the same.

         (k) Revenue recognition

         Revenue associated with the sale of petroleum, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

         (l) Per share amounts

         Net loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted net loss per share is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and the "treasury stock" method for equity-based compensation.

         (m) Measurement uncertainty

         The amounts recorded for depletion and depreciation of fixed assets, the provision for asset retirement obligation costs and related accretion expense, impairment calculations for fixed assets and goodwill, derivative fair value calculations, future income tax provisions, fair values initially assigned to convertible debentures liability and equity components, as well as fair values assigned to any identifiable assets and liabilities in business combinations are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future petroleum and natural gas prices, future costs, future interest rates, future tax rates, fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

         (n) Recent accounting pronouncements issued but not implemented

             (i) International Financial Reporting Standards ("IFRS")

             In February 2008, the CICA confirmed that IFRS will replace
             Canadian GAAP effective January 1, 2011 for publicly accountable enterprises. Management is currently evaluating the effects of all current and pending pronouncements of the International
             Accounting Standards Board on the financial statements of the
             Corporation, and has developed a plan for implementation.

         (o) Comparative figures

         Certain comparative figures have been reclassified to conform to the current year presentation.

     3.  Fixed Assets

                                                    Accumulated
                                                  Depletion and     Net Book
         December 31, 2009               Cost      Depreciation       Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,218,785   $ 1,390,784   $ 1,828,001
         Furniture and equipment           11,785         8,164         3,621
         ---------------------------------------------------------------------
                                      $ 3,230,570   $ 1,398,948   $ 1,831,622
         ---------------------------------------------------------------------

                                                    Accumulated
                                                  Depletion and     Net Book
         December 31, 2008               Cost      Depreciation       Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,299,657   $ 1,140,710   $ 2,158,947
         Furniture and equipment           11,572         6,653         4,919
         ---------------------------------------------------------------------
                                      $ 3,311,229   $ 1,147,363   $ 2,163,866
         ---------------------------------------------------------------------

         In July 2009, Advantage closed two major asset dispositions for net cash proceeds of $243.2 million, and other minor dispositions of
         $2.0 million. As these dispositions did not result in a change of more than 20% in the rate of depletion and depreciation, no gain or loss was recognized.

         During the year ended December 31, 2009, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $10.2 million (December 31,
         2008 - $11.1 million).

         Costs of $38.2 million (December 31, 2008 - $68.3 million) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $845.3 million
         (December 31, 2008 - $378.2 million) have been included in costs subject to depletion.

         The Corporation performed a ceiling test calculation at December 31,
         2009 to assess the recoverable value of fixed assets. Based on the calculation, there has been no impairment of the Corporation's petroleum and natural gas properties. The carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

                                         WTI Crude      Exchange      AECO Gas
                                            Oil           Rate         ($Cdn/
         Year                            ($US/bbl)     ($US/$Cdn)       mmbtu)
         ---------------------------------------------------------------------
         2010                             $ 79.17        $ 0.92        $ 5.36
         2011                             $ 84.46        $ 0.92        $ 6.21
         2012                             $ 86.89        $ 0.92        $ 6.44
         2013                             $ 90.20        $ 0.92        $ 7.23
         2014                             $ 92.01        $ 0.92        $ 7.98
         2015                             $ 93.85        $ 0.92        $ 8.16
         ---------------------------------------------------------------------
         Approximate escalation rate
          after 2015                         2.0%             -          2.0%
         ---------------------------------------------------------------------

         Benchmark prices are adjusted for a variety of factors, such as quality differentials, to determine the expected price to be realized by the Corporation when performing the ceiling test calculation.

     4.  Goodwill

         As at December 31, 2008, the Fund assessed goodwill impairment, which was effectively a comparison of the fair value of the Fund to the values assigned to the identifiable assets and liabilities. The fair value of the Fund was determined by reference to the market capitalization adjusted for a number of potential valuation factors.
         The values of the identifiable assets and liabilities included the current assessed value of the Fund's reserves and other assets and liabilities. Near the end of 2008, Advantage and the entire industry experienced a substantial decline in market capitalization as a result of the worldwide recession, resulting in soft commodity prices, and general negative market reaction. As a result, the entire balance of goodwill was determined to be impaired at December 31,
         2008.

                                                     Year ended    Year ended
                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Balance, beginning of year                 $         -   $   120,271
         Impairment                                           -      (120,271)
         ---------------------------------------------------------------------
         Balance, end of year                       $         -   $         -
         ---------------------------------------------------------------------

     5.  Capital Lease Obligations

         The Corporation has capital leases on a variety of fixed assets.
         Future minimum lease payments at December 31, 2009 consist of the following:

         2010                      $      1,459
         2011                               779
         ---------------------------------------
                                          2,238
         Less amounts representing
          interest                         (104)
         ---------------------------------------
                                          2,134
         Current portion                 (1,375)
         ---------------------------------------
                                   $        759
         ---------------------------------------
         ---------------------------------------

         In July 2009, Advantage derecognized $1.8 million of capital lease obligations in connection with leased equipment assigned to purchasers in the asset dispositions.

         Fixed assets subject to capital leases are depreciated on a
         "unit-of-production" basis over the life of the reserves consistent with the Corporation's depletion and depreciation policy for petroleum and natural gas properties and is included in depletion, depreciation and accretion expense.

     6.  Convertible Debentures

         The convertible unsecured subordinated debentures pay interest semi-
         annually and are convertible at the option of the holder into shares of Advantage at the applicable conversion price per share plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                              9.00%        8.25%        8.75%        7.50%
         ---------------------------------------------------------------------
         Trading symbol      AVN.DBA      AVN.DBB      AVN.DBF      AAV.DBC
         Issue date           July 8,      Dec. 2,      June 10,    Sep. 15,
                               2003         2003         2004         2004
         Maturity date        Aug. 1,      Feb. 1,      June 30,     Oct. 1,
                               2008         2009         2009         2009
         Conversion price     $17.00       $16.50       $34.67       $20.25

         Liability
          component        $    28,662  $    56,802  $    48,700  $    71,631
         Equity component        1,338        3,198       11,408        3,369
         ---------------------------------------------------------------------
         Gross proceeds         30,000       60,000       60,108       75,000
         Issuance costs         (1,444)      (2,588)           -       (3,190)
         ---------------------------------------------------------------------
         Net proceeds      $    28,556  $    57,412  $    60,108  $    71,810
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                              6.50%        7.75%        8.00%        5.00%
         ---------------------------------------------------------------------
         Trading symbol      AAV.DBE      AAV.DBD      AAV.DBG      AAV.DBH
         Issue date           May 18,      Sep. 15,     Nov. 13,    Dec. 31,
                               2005         2004         2006         2009
         Maturity date       June 30,      Dec. 1,      Dec. 31,    Jan. 30,
                               2010         2011         2011         2015
         Conversion price     $24.96       $21.00       $20.33        $8.60

         Liability
          component        $    66,981  $    47,444  $    14,884  $    73,019
         Equity component        2,971        2,556       26,561       13,231

         ---------------------------------------------------------------------
         Gross proceeds         69,952       50,000       41,445       86,250
         Issuance costs              -       (2,190)           -       (3,735)
         ---------------------------------------------------------------------
         Net proceeds      $    69,952  $    47,810  $    41,445  $    82,515
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The convertible debentures are redeemable prior to their maturity dates, at the option of the Corporation, upon providing appropriate advance notification as per the debenture indentures. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

         Convertible                                               Redemption
          Debenture    Redemption Periods                             Price
         ---------------------------------------------------------------------
           6.50%       After June 30, 2009 and before
                        June 30, 2010                             $     1,025
         ---------------------------------------------------------------------
           7.75%       After December 1, 2009 and before
                        December 1, 2011                          $     1,000
         ---------------------------------------------------------------------
           8.00%       After December 31, 2009 and on or before
                        December 31, 2010                         $     1,050
                       After December 31, 2010 and before
                        December 31, 2011                         $     1,025
         ---------------------------------------------------------------------
           5.00%       After January 31, 2013 and on or before
                        January 30, 2015                          $     1,000
                       Provided that Current Market Price exceeds
                        125% of Conversion Price
         ---------------------------------------------------------------------

         The balance of debentures outstanding at December 31, 2009 and changes in the liability and equity components during the years ended
         December 31, 2009 and 2008 are as follows:

                           9.00%      8.25%      8.75%      7.50%      6.50%
         ---------------------------------------------------------------------
         Trading symbol   AVN.DBA    AVN.DBB    AVN.DBF    AAV.DBC    AAV.DBE
         Debentures
          outstanding   $       -  $       -  $       -  $       -  $  69,927
         ---------------------------------------------------------------------
         Liability
          component:
           Balance at
            December 31,
            2007        $   5,333  $   4,767  $  29,382  $  50,671  $  68,092
           Accretion of
            discount           59         92        305        908        740
           Converted to
            Trust Units         -          -          -          -        (25)
           Matured         (5,392)         -          -          -          -
         ---------------------------------------------------------------------
           Balance at
            December 31,
            2008        $       -  $   4,859  $  29,687  $  51,579  $  68,807
         ---------------------------------------------------------------------
           Issued               -          -          -          -          -
           Accretion of
            discount            -          8        152        689        746
           Matured              -     (4,867)   (29,839)   (52,268)         -
         ---------------------------------------------------------------------
           Balance at
            December 31,
            2009        $       -  $       -  $       -  $       -  $  69,553
         ---------------------------------------------------------------------

         Equity component:
           Balance at
            December 31,
            2007        $     229  $     248  $     852  $   2,248  $   2,971
           Expired           (229)         -          -          -          -
         ---------------------------------------------------------------------
           Balance at
            December 31,
            2008        $       -  $     248  $     852  $   2,248  $   2,971
         ---------------------------------------------------------------------
           Issued               -          -          -          -          -
           Expired              -       (248)      (852)    (2,248)         -
         ---------------------------------------------------------------------
           Balance at
            December 31,
            2009        $       -  $       -  $       -  $       -  $   2,971
         ---------------------------------------------------------------------

                                      7.75%      8.00%      5.00%      Total
         ---------------------------------------------------------------------
         Trading symbol              AAV.DBD    AAV.DBG    AAV.DBH
         Debentures outstanding    $  46,766  $  15,528  $  86,250  $ 218,471
         ---------------------------------------------------------------------
         Liability component:
           Balance at
            December 31, 2007      $  44,360  $  14,931  $       -  $ 217,536
           Accretion of discount         604        147          -      2,855
           Converted to Trust Units        -          -          -        (25)
           Matured                         -          -          -     (5,392)
         ---------------------------------------------------------------------
           Balance at
            December 31, 2008      $  44,964  $  15,078  $       -  $ 214,974
         ---------------------------------------------------------------------
           Issued                          -          -     69,857     69,857
           Accretion of discount         610        149          -      2,354
           Matured                         -          -          -    (86,974)
         ---------------------------------------------------------------------
           Balance at
            December 31, 2009      $  45,574  $  15,227  $  69,857  $ 200,211
         ---------------------------------------------------------------------
         Equity component:
           Balance at
            December 31, 2007      $   2,286  $     798  $       -  $   9,632
           Expired                         -          -          -       (229)
         ---------------------------------------------------------------------
           Balance at
            December 31, 2008      $   2,286  $     798  $       -  $   9,403
         ---------------------------------------------------------------------
           Issued                          -          -     12,812     12,812
           Expired                         -          -          -     (3,348)
         ---------------------------------------------------------------------
           Balance at
            December 31, 2009      $   2,286  $     798  $  12,812  $  18,867
         ---------------------------------------------------------------------

         The principal amount of 9.00% convertible debentures matured on
         August 1, 2008 and were settled with $5.4 million in cash.

         The principal amount of 8.25% convertible debentures matured on
         February 1, 2009 and were settled by issuing 946,887 Trust Units. The
         8.75% convertible debentures matured and were settled with
         $29.8 million in cash on June 30, 2009. The 7.50% convertible debentures matured and were settled with $52.3 million in cash on
         September 30, 2009.

         On December 31, 2009, 5.00% convertible debentures were issued for net proceeds of $82.5 million. The debentures have a face value of
         $1,000 per debenture, mature on January 30, 2015 and are convertible into shares of the Corporation at the option of the holder at a conversion price of $8.60. The debentures pay interest semi-annually in arrears on January 31 and July 31 of each year, commencing on July
         31, 2010. The debentures will not be redeemable by the Corporation prior to January 31, 2013. On and after January 31, 2013 and prior to
         January 30, 2015, the debentures may be redeemed by the Corporation in whole or in part from time to time at the option of the
         Corporation at a redemption price equal to their principal amount plus accrued and unpaid interest, provided that the Current Market
         Price is at least 125% of the Conversion Price. In the event that a holder of debentures exercises their conversion right following a notice of redemption by the Corporation, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of shares to be received on conversion.

         During the year ended December 31, 2009, there were no convertible debenture conversions (December 31, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units).

     7.  Bank Indebtedness

                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Revolving credit facility                  $   250,262   $   587,404
         Discount on Bankers Acceptances and other
          fees                                           (2,478)       (2,687)
         ---------------------------------------------------------------------
         Balance, end of year                       $   247,784   $   584,717
         ---------------------------------------------------------------------

         Advantage has a $525 million credit facility agreement with a syndicate of financial institutions which consists of a $505 million extendible revolving loan facility and a $20 million revolving operating loan facility. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the
         Corporation's option, subject to certain basis point or stamping fee adjustments ranging from 1.5% to 4.0% depending on the Corporation's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. The amounts available to Advantage from time to time under the credit facilities are based upon the borrowing base determined by the lenders and which is re-determined on a semi-
         annual basis by those lenders. The credit facilities are subject to review on an annual basis with the next renewal due in June 2010, concurrent with the next review of the borrowing base. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar
         LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The credit facilities contain standard commercial covenants for facilities of this nature.
         The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. This covenant was met at
         December 31, 2009. The credit facilities also prohibit the
         Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year. Breach of any covenant will result in an event of default in which case Advantage has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the credit facilities and are not permitted if the Corporation is in default of such credit facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. At December 31, 2008, the borrowing base under the facility was
         $710 million. Concurrent with the asset dispositions (note 3), the borrowing base was reduced to $525 million. For the year ended
         December 31, 2009, the average effective interest rate on the outstanding amounts under the facility was approximately 4.9%
         (December 31, 2008 - 5.0%). Advantage also has issued letters of credit totaling $1.3 million at December 31, 2009.

     8.  Asset Retirement Obligations

         The Corporation's asset retirement obligations result from net ownership interests in petroleum and natural gas properties including well sites, gathering systems and processing facilities. The
         Corporation estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $380.8 million which will be incurred between 2010 and
         2069. A credit-adjusted risk-free rate of 7% and an inflation factor of 2% were used to calculate the fair value of the asset retirement obligations.

         A reconciliation of the asset retirement obligations is provided below:

                                                     Year ended    Year ended
                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Balance, beginning of year                 $    73,852   $    60,835
         Accretion expense                                5,297         4,186
         Liabilities incurred                               699         1,526
         Change in estimates                             16,419        16,564
         Property dispositions                          (22,275)            -
         Liabilities settled                             (5,437)       (9,259)
         ---------------------------------------------------------------------
         Balance, end of year                       $    68,555   $    73,852
         ---------------------------------------------------------------------

     9.  Income Taxes

         The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                     Year ended    Year ended
                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Loss before taxes                          $   (96,001)  $   (28,896)
         ---------------------------------------------------------------------
         Canadian combined federal and provincial
          income tax rates                               29.20%        29.79%
         Expected income tax recovery at statutory
          rates                                         (28,032)       (8,608)
         Increase (decrease) in income taxes
          resulting from:
           Amounts included in trust income              (5,042)      (58,587)
           Conversion to a corporation                   22,637             -
           Management internalization                       503         1,798
           Change in estimated pool balances             (4,682)            -
           Impairment of goodwill                             -        35,833
           Difference between current and expected
            rates                                             -        18,376
           Other                                          3,761           376
         ---------------------------------------------------------------------
         Future income tax reduction                    (10,855)      (10,812)
         Income and capital taxes                         1,280         2,493
         ---------------------------------------------------------------------
                                                    $    (9,575)  $    (8,319)
         ---------------------------------------------------------------------

         The components of the future income tax liability are as follows:

                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Fixed assets in excess of tax basis        $   193,821   $     9,463
         Asset retirement obligations                   (17,418)      (21,475)
         Non-capital tax loss carry forward            (127,941)      (21,541)
         Trust assets in excess of tax basis                  -        84,017
         Net derivative assets                            4,867        11,970
         Other                                           (9,829)       (6,519)
         ---------------------------------------------------------------------
         Future income tax liability                $    43,500   $    55,915
         ---------------------------------------------------------------------

         Current future income tax liability        $     4,704   $    11,939
         Long-term future income tax liability           38,796        43,976
         ---------------------------------------------------------------------
                                                    $    43,500   $    55,915
         ---------------------------------------------------------------------

         Advantage has a non-capital loss carry forward of approximately $508 million (December 31, 2008 - $75 million). These losses expire between 2013 and 2029.

     10. Other Liability

         In August 2009, Advantage vacated an office location as the space was no longer required.  Advantage has not currently subleased the office space and is obligated to make lease payments for the remainder of the life of the lease, which terminates in November 2012. As a result, the full fair value of future scheduled lease payments has been recognized as general and administrative expense with a corresponding liability. Fair value was determined on a present value basis, using a credit-adjusted risk free rate of 7%.

         A reconciliation of the other liability is as follows:

                                                                   Year ended
                                                                  December 31,
                                                                      2009
         ---------------------------------------------------------------------
         Office lease liability incurred                          $     3,781
         Accretion expense                                                 85
         Liability settled                                               (435)
         ---------------------------------------------------------------------
         Balance, end of year                                     $     3,431
         ---------------------------------------------------------------------

     11. Shareholders' Equity

         (a) Share capital

             (i) Authorized

                  The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

             (ii) Issued
                                                       Number
                                                     of Shares       Amount
         ---------------------------------------------------------------------
         Issued on conversion to a corporation      162,197,790   $ 2,186,802
         Issued pursuant to Restricted Share
          Performance Incentive Plan                    547,738         3,607
         ---------------------------------------------------------------------
         Balance at December 31, 2009               162,745,528   $ 2,190,409
         ---------------------------------------------------------------------

         On July 9, 2009, the Fund successfully completed the plan of arrangement pursuant to an information circular dated June 5, 2009.
         Advantage Energy Income Fund was dissolved and converted into the corporation, Advantage Oil and Gas Ltd., with each Trust Unit converted into one Common Share.

         (b) Unit capital
                                                       Number
                                                      of Units       Amount
         ---------------------------------------------------------------------
         Balance at December 31, 2007               138,269,374   $ 2,036,121
         Distribution reinvestment plan               4,414,830        39,884
         Issued for cash, less costs                          -           (42)
         Issued on conversion of debentures               1,001            25
         Issued on exercise of Trust Unit
          Rights Incentive Plan                         150,000         1,981
         Management internalization forfeitures         (10,351)         (209)
         ---------------------------------------------------------------------
         Balance at December 31, 2008               142,824,854   $ 2,077,760
         Distribution reinvestment plan               1,263,158         5,211
         Issued on maturity of debentures               946,887         4,867
         Issued pursuant to Restricted
          Trust Unit Plan                               171,093           939
         Management internalization forfeitures          (7,862)         (159)
         Issued, less costs net of future taxes      17,000,000        98,185
         Purchased from dissenting Unitholders             (340)           (1)
         Cancelled on conversion to
          a corporation                            (162,197,790)   (2,186,802)
         ---------------------------------------------------------------------
         Balance at July 9, 2009                              -             -
         ---------------------------------------------------------------------

         Concurrent with the acquisition of Ketch Resources Trust on June 23,
         2006, the Fund internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the
         "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of 1,933,208 Trust Units. The Trust Units were initially valued at $39.1 million using the weighted average trading value for the Fund's Trust Units on the Unitholder approval date of
         June 22, 2006 and were subject to escrow provisions over a three-year period, vesting one-third each year beginning in 2007. The management internalization consideration was deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided, including an estimate of future Trust Unit forfeitures. For the year ended
         December 31, 2009, a total of 7,862 Trust Units issued for the management internalization were forfeited (December 31, 2008 - 10,351
         Trust Units) and $1.7 million has been recognized as management internalization expense (December 31, 2008 - $7.0 million). At
         December 31, 2009, all Trust Units in respect of management internalization were issued and none remained held in escrow
         (December 31, 2008 - 564,612 Trust Units remained in escrow).

         Prior to converting to a corporation on July 9, 2009, 1,263,158 Trust
         Units (December 31, 2008 - 4,414,830 Trust Units) were issued under the Premium Distribution(TM), Distribution Reinvestment and Optional
         Trust Unit Purchase Plan, generating $5.2 million (December 31, 2008
         - $39.9 million) reinvested in the Fund. The Premium Distribution
         (TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan
         was discontinued on March 18, 2009, concurrent with the
         discontinuation of cash distributions.

         The principal amount of 8.25% convertible debentures matured on
         February 1, 2009 and were settled by issuing 946,887 Trust Units.

         On July 7, 2009, the Fund closed a bought deal financing with 17 million Trust Units issued at $6.00 each, for gross proceeds of $102 million, less $3.8 million related to $5.2 million of issuance costs net $1.4 million of related future taxes.

         (c) Contributed surplus

         The changes in contributed surplus during the years ended December
         31, 2009 and 2008 are as follows:

                                                     Year ended    Year ended
                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Balance, beginning of year                 $       287   $     2,005
         Equity-based compensation                        3,640        (1,256)
         Exercise of Trust Unit Rights                        -          (691)
         Expiration of convertible debentures
          equity component                                3,348           229
         ---------------------------------------------------------------------
         Balance, end of year                       $     7,275   $       287
         ---------------------------------------------------------------------

         The components of contributed surplus are as follows:

                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Expired convertible debentures equity
          component                                 $     3,635   $       287
         Equity-based compensation                        3,640             -
         ---------------------------------------------------------------------
         Balance, end of year                       $     7,275   $       287
         ---------------------------------------------------------------------

         (d) Equity-based compensation

         Advantage has a Restricted Share Performance Incentive Plan ("RSPIP"
         or the "Plan") as approved by the shareholders on July 9, 2009, concurrent with the conversion to a corporation. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees, and consultants. The number of restricted shares granted is based on the Corporation's share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-
         month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of
         Directors may grant a discretionary restricted share award. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation. However, it is the intent to settle unvested amounts with shares. The Plan replaced the previous Restricted Trust Unit ("RTU") plan that was in place prior to the conversion to a corporation and outstanding grants under the
         RTU are now subject to the RSPIP.

         In conjunction with the corporate conversion, a transitional award of restricted shares to service providers was approved by shareholders valued at $5.80 per share or $8.4 million and to be issued in shares.
         The restricted shares were granted on September 2, 2009 with the first one-quarter of the grant vesting immediately and the remaining three-quarters of the grant that will vest over the subsequent three anniversary dates.

         Total equity-based compensation recorded in general and
         administrative expenses during the year ended December 31, 2009 was
         $10.3 million, including a non-cash amount of $8.2 million.
         Subsequent to the corporate conversion, 547,738 shares were issued in satisfaction of grants vesting under the RSPIP. Prior to the corporate conversion 171,093 Trust Units were issued in satisfaction of grants vesting under the previous RTU plan.

         The details of restricted shares granted and outstanding at December
         31, 2009 are as follows:

                                                                     Weighted
                                                                      average
                   Restricted  Restricted  Restricted   Restricted     fair
         Date         Shares      Shares     Shares       Shares     value at
          Granted    Granted      Vested    Forfeited  Outstanding  grant date
         ---------------------------------------------------------------------
         January
          15, 2009    691,178     294,242      20,062     376,874       $5.49
         September
          2, 2009   1,453,609     368,694           -   1,084,915       $5.80
         October
          15, 2009  1,153,314     388,199           -     765,115       $7.51
         ---------------------------------------------------------------------
         Total      3,298,101   1,051,135      20,062   2,226,904       $6.33
         ---------------------------------------------------------------------
         The restricted shares presented above are the full amount granted;
         the actual number of shares issued at vesting is subject to withholding taxes.

         In January 2010, an RSPIP grant was made to service providers valued at $7.27 per share or $5.6 million and to be issued in shares. No compensation expense was included in general and administrative expense as this grant occurred after December 31, 2009.

         (e) Net loss per share

         The calculations of basic and diluted net loss per share are derived from both net loss and weighted average shares outstanding, calculated as follows:

                                                     Year ended    Year ended
                                                    December 31,  December 31,
                                                        2009          2008
         ---------------------------------------------------------------------
         Net loss
           Basic and diluted                        $   (86,426)  $   (20,577)
         ---------------------------------------------------------------------
         Weighted average shares outstanding
           Basic and diluted                        153,139,829   139,483,151
         ---------------------------------------------------------------------

         The calculation of diluted net loss per share excludes all series of convertible debentures for the years as the impact would be anti-
         dilutive. Total weighted average shares issuable in exchange for the convertible debentures and excluded from the diluted net loss per share calculation for the year ended December 31, 2009 was 8,165,575 shares (December 31, 2008 - 9,713,840 shares). As at December 31,
         2009, the total convertible debentures outstanding were immediately convertible to 15,821,382 shares (December 31, 2008 - 9,529,075 shares).

         Restricted shares granted have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2009, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the year ended
         December 31, 2009 was 331,281.

         Management internalization escrowed Trust Units have been excluded from the calculations of diluted net loss per share for the years ended December 31, 2009 and 2008 as the impacts would be anti-
         dilutive. Total weighted average Trust Units issuable in exchange for the management internalization escrowed Trust Units and excluded from the diluted net loss per share calculation for the year ended
         December 31, 2009 was 207,018 (Decenber 31, 2008 - 576,827 Trust
         Units).

     12. Financial Instruments

         Financial instruments of the Corporation include accounts receivable, deposits, accounts payable and accrued liabilities, bank
         indebtedness, convertible debentures, other liabilities and derivative assets and liabilities.

         Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, bank indebtedness and other liabilities are all classified as other liabilities and similarly measured at amortized cost. As at December 31, 2009, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

         The Corporation has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 6)
         resulting in fair values that will vary over time as market conditions change. As at December 31, 2009, the estimated fair value of the total outstanding convertible debenture obligation was $207.9 million (December 31, 2008 - $191.2 million). The fair value of the liability component of convertible debentures was determined based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments as well as taking into consideration the current public trading activity of such debentures. The Corporation applied discount rates of between 4% and
         9% considering current available market information, assumed credit adjustments, and various terms to maturity.

         Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined by a Level 2 valuation model, where pricing inputs other than quoted prices in an active market are used. These pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions.

         Credit Risk

         Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the total carrying value of $95.6 million reflect Management's assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The
         Corporation's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable,
         creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

         Substantially all of the Corporation's accounts receivable are due from customers and joint operation partners concentrated in the
         Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. As at December 31, 2009,
         $6.9 million or 12.6% of accounts receivable are outstanding for 90 days or more (December 31, 2008 - $14.2 million or 16.8% of accounts receivable). The Corporation believes that the entire balance is collectible, and in some instances we have the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has provided for an allowance for doubtful accounts of $0.5 million at December 31, 2009 (December 31, 2008 -
         Nil).

         Liquidity Risk

         The Corporation is subject to liquidity risk attributed from accounts payable and accrued liabilities, bank indebtedness, convertible debentures, other liabilities, and derivative liabilities. Accounts payable and accrued liabilities, and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facility. The Corporation's bank indebtedness is subject to a $525 million credit facility agreement. Although the credit facility is a source of liquidity risk, the facility also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise.
         Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

         Advantage has several series of convertible debentures outstanding that mature from 2010 to 2015 (note 6). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Corporation can satisfy the obligations in cash or issue shares at a price determined in the applicable debenture indentures. This settlement alternative allows the Corporation to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

         To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

         The timing of cash outflows relating to financial liabilities are as follows:

                                     One to     Four to
                        Less than     three      five
                         one year     years      years   Thereafter    Total
         ---------------------------------------------------------------------
         Accounts
          payable and
          accrued
          liabilities   $ 111,901  $       -  $       -  $       -  $ 111,901
         Derivative
          liabilities      12,755      1,165          -          -     13,920
         Capital lease
          obligations       1,375        759          -          -      2,134
         Bank
          indebtedness
           - principal          -    250,262          -          -    250,262
           - interest      12,008      6,004          -          -     18,012
         Convertible
          debentures
           - principal     69,927     62,294          -     86,250    218,471
           - interest       9,679     13,492      8,625      2,156     33,952
         ---------------------------------------------------------------------
                        $ 217,645  $ 333,976  $   8,625  $  88,406  $ 648,652
         ---------------------------------------------------------------------
         Interest on bank indebtedness was calculated assuming one and one-
         half years to maturity.

         The Corporation's bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions (note 7). Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in
         June 2010. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one year term facility, with the principal payable at the end of such one year term. Management fully expects that the facility will be extended at each annual review.

         Interest Rate Risk

         The Corporation is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the
         Corporation's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The Corporation monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Corporation's cash flows. A 1% increase in interest rates for the year ended December 31, 2009 could have increased net loss by approximately $3.4 million for the year.

         Price and Currency Risk

         Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Corporation enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net loss. It is estimated that a 10%
         increase in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at December 31, 2009 could increase net loss by approximately $7.1 million for the year ended
         December 31, 2009. As well, an increase of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at December 31, 2009 could increase net loss by $4.7 million for the year ended December 31, 2009. A similar magnitude increase in the forward power prices or the currency rate assumption underlying the derivatives fair value does not materially increase net loss.

         As at December 31, 2009 the Corporation had the following derivatives in place:

         Description of
          Derivative             Term             Volume        Average Price
         ---------------------------------------------------------------------
         Natural gas - AECO

           Fixed price       April 2009        14,217 mcf/d     Cdn $7.59/mcf
                              to March 2010
           Fixed price       April 2009        14,217 mcf/d     Cdn $7.56/mcf
                              to March 2010
           Fixed price       January 2010      14,217 mcf/d     Cdn $8.23/mcf
                              to June 2010
           Fixed price       January 2010      18,956 mcf/d      Cdn$7.29/mcf
                              to December 2010
           Fixed price       April 2010        18,956 mcf/d      Cdn$7.25/mcf
                              to January 2011

         Crude oil - WTI

           Fixed price       April 2009        2,000 bbls/d     Cdn$62.80/bbl
                              to March 2010
           Fixed price       April 2010        2,000 bbls/d     Cdn$69.50/bbl
                              to January 2011

         Electricity -
          Alberta Pool Price

           Fixed price       January 2010            2.0 MW    Cdn $54.46/MWh
                              to December 2010

         As at December 31, 2009, the fair value of the derivatives outstanding resulted in an asset of approximately $31.1 million
         (December 31, 2008 - $42.6 million) and a liability of approximately
         $13.9 million (December 31, 2008 - $1.7 million). For the year ended
         December 31, 2009, $23.7 million was recognized in net loss as an unrealized derivative loss (December 31, 2008 - $38.8 million unrealized derivative gain) and $86.5 million was recognized in net loss as a realized derivative gain (December 31, 2008 - $27.4 million realized derivative loss).

     13. Capital Management

         The Corporation manages its capital with the following objectives:

         -  To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
            acquisitions; and
         -  To maximize shareholder return through enhancing the share value.

         Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
         The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders' equity. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.
         Advantage's capital structure as at December 31, 2009 is as follows:

                                                                  December 31,
                                                                      2009
         ---------------------------------------------------------------------
         Bank indebtedness (long-term)                            $   250,262
         Working capital deficit(1)                                   118,362
         ---------------------------------------------------------------------
         Net debt                                                     368,624
         Shares outstanding market value                            1,122,944
         Convertible debentures maturity value (long-term)            148,544
         Capital lease obligations (long-term)                            759
         ---------------------------------------------------------------------
         Total capitalization                                     $ 1,640,871
         ---------------------------------------------------------------------
         (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and
             convertible debentures.

         The Corporation's bank indebtedness is governed by a $525 million credit facility agreement (note 7) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. This covenant was met at December 31, 2009. The Corporation is in compliance with all other credit facility covenants. As well, the borrowing base for the Corporation's credit facilities is determined through utilizing Advantage's regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation.

         Management of the Corporation's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

         The Corporation's capital management objectives, policies and processes have remained unchanged during the year ended December 31,
         2009.

     14. Commitments

         Advantage has several lease commitments relating to office buildings and transportation. The estimated remaining annual minimum operating lease payments are as follows, of which $3.4 million is recognized in other liabilities related to vacated office space (note 10):

         2010                         $   8,289
         2011                             8,117
         2012                             7,702
         2013                             6,611
         2014                             1,653
         ---------------------------------------
                                      $  32,372
         ---------------------------------------

     15. Reconciliation of Financial Statements to United States Generally
         Accepted Accounting Principles

         The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in
         Canada. Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States ("US GAAP").
         Differences in accounting principles between Canadian GAAP and US
         GAAP, as they apply to Advantage, are as described below.

         (a) Equity-based compensation

         Advantage accounts for compensation expense based on the fair value of the equity awards on the grant date and the initial fair value is not subsequently remeasured. Prior to converting to a corporation, the Fund's equity-based compensation consisted of a Restricted Trust
         Unit Plan and Trust Units held in escrow subject to service requirement provisions. Advantage's current equity-based compensation consists of a Restricted Share Performance Incentive Plan. The
         initial fair value is expensed over the vesting period of the grants.

         Under US GAAP, the Corporation adopted ASC 718 "Stock compensation"
         on January 1, 2006 using the modified prospective approach and applies the fair value method of accounting for all equity-based compensation granted after January 1, 2006. Prior to converting to a corporation, a US GAAP difference existed as grants of Trust Unit compensation were considered liability awards for US GAAP and equity awards for Canadian GAAP. Under US GAAP, the fair value of a liability award is measured at the grant date and is subsequently remeasured at each reporting period. When the Trust Unit grants vested, the amount recorded as a liability was recognized as temporary equity. Upon conversion to a corporation, all equity-based compensation are now considered equity awards under both US and
         Canadian GAAP. Accordingly, there is no US GAAP difference with respect to equity-based compensation subsequent to conversion to a corporation.

         (b) Convertible debentures and issuance costs

         The Corporation applies CICA 3863 "Financial Instruments -
         Presentation" in accounting for convertible debentures which results in their classification as liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the residual value method, where the liability is first measured using a discount rate without the conversion feature and the remaining amount is allocated to equity. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred.
         The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to shares, an appropriate portion of the liability and equity components are transferred to share capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Loss.

         Under US GAAP, convertible debentures issued after the corporate conversion are shown as a liability. The embedded conversion feature is not accounted for separately as a component of equity. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction as compared to Canadian GAAP.
         For the year ended December 31, 2009, the Corporation implemented retrospectively changes prescribed by ASC 470 "Debt" which became effective for years beginning after December 15, 2008 (note 15(j)).
         As a result, for all convertible debentures that existed prior to the corporate conversion, it is required to separate the instrument into a liability and an equity component, similar to Canadian GAAP treatment.

         Additionally, under US GAAP, issuance costs related to liabilities are generally shown as a deferred charge rather than netted from the carrying value and are amortized to interest expense over the term of the liability.

         (c) Depletion and depreciation

         For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

         US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant annual first-day-of-month average prices. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices as compared to forecast prices will impact proved reserve volumes.
         Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future impairment
         calculations.

         (d) Impairment of Petroleum and Natural Gas Properties

         Under Canadian GAAP, petroleum and natural gas properties are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre.
         When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes,
         Advantage has not recognized an impairment loss since inception.

         Under US GAAP, the carrying amounts of petroleum and natural gas properties, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-
         tax cash flows of proved reserves (at constant annual first-day-of-
         month average prices and costs) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized impairment losses of $49.5 million in 2001 ($28.3 million net of tax), $535.4 million in 2006 ($477.8 million net of tax), $1,047.5 million in 2008
         ($770.8 million net of tax), and $303.9 million in 2009 ($227.4 million net of tax). Impairment losses decrease net book value of petroleum and natural gas properties which reduces depletion and depreciation expense subsequently recorded as well as future impairment calculations.

         (e) Income tax

         The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2009 and 2008. The differences between Canadian GAAP and US GAAP relate to future income tax impact on other GAAP differences.

         Under Canadian GAAP as at December 31, 2009, the Corporation's
         carrying value of its net assets exceeded its tax bases and resulted in a future income tax liability. Adjustments under US GAAP result in a large future income tax recovery and a future income tax asset, as the impairment significantly lowered the Corporation's fixed assets carrying value under US GAAP.

         (f) Goodwill

         Under Canadian and US GAAP, the Corporation is required to test the carrying amount of goodwill at each balance sheet reporting date and the methodologies are substantially the same. However, the carrying value of the reporting unit (the Corporation) under US GAAP is much lower due to the impairments to fixed assets required under US GAAP
         (note 15(d)). For the year ended December 31, 2008, goodwill was determined to be fully impaired, and was therefore written down to
         Nil (note 4). However, under US GAAP, the fair value of the reporting unit (the Corporation) was in excess of its carrying values and no impairment of goodwill was recorded for the year ended December 31,
         2008. For the year ended December 31, 2009, the fair value of the reporting unit continued to be in excess of carrying values as determined under US GAAP and no impairment of goodwill was recorded for the year ended December 31, 2009.

         (g) Shareholders' equity

         Since converting to a corporation on July 9, 2009, shareholders'
         equity of Advantage consists primarily of shares. For both Canadian and US GAAP, the shares are considered permanent equity and presented as a component of Shareholders' equity.

         Prior to conversion to a corporation, the Trust Units of the Fund were redeemable at any time on demand by the holders, which was required for the Fund to retain its Canadian mutual fund trust status. The holders were entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units were quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units were surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units were quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units were considered permanent equity and were presented as a component of
         Unitholders' equity.

         Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. Therefore, prior to the corporate conversion temporary equity was shown at an amount equal to the redemption value based on the terms of the Trust Units and all components of Unitholders' equity related to Trust Units was eliminated. Changes in the redemption value from year-to-year was charged to deficit. For the year ended December 31, 2009,
         shareholders' equity was increased by $130.8 million corresponding to changes in the Trust Units redemption value from January 1, 2009 to
         July 8, 2009 (December 31, 2008 - $476.2 million). On July 9, 2009, the entire recorded value of temporary equity of $660.1 million was transferred to permanent equity concurrent with the corporate conversion.

         A continuity schedule of significant equity accounts for each reporting period is required disclosure under US GAAP. The following table is a continuity of shareholders' equity, the Corporation's only significant equity account:

                                                     Year ended    Year ended
         Shareholders' Equity                       December 31,  December 31,
         (thousands of Canadian dollars)                2009          2008
         ---------------------------------------------------------------------

         Balance, beginning of year
          (previously reported)                     $  (451,946)  $  (176,393)
         Effect on opening shareholders'
          equity of implementation of ASC 470
          - note 15(j)                                    3,494         5,545
         ---------------------------------------------------------------------
         Balance, beginning of year (restated)      $  (448,452)  $  (170,848)
         ---------------------------------------------------------------------
         Net loss and comprehensive loss               (216,595)     (557,199)
         Distributions declared                         (17,266)     (196,642)
         Change in redemption value of
          temporary equity                              130,751       476,237
         Temporary equity transferred to
          share capital                                 660,145             -
         Shares issued pursuant to Restricted
          Share Performance Incentive Plan                3,607             -
         Equity-based compensation                        3,279             -
         ---------------------------------------------------------------------
         Balance, end of year                       $   115,469   $  (448,452)
         ---------------------------------------------------------------------

         (h) Balance Sheet Disclosure

         US GAAP requires disclosure of certain line items for balances that would be aggregated in the Canadian GAAP financials. The following are the additional line items to be disclosed for accounts receivable and accounts payable:

                                                    December 31,  December 31,
         (thousands of Canadian dollars)                2009          2008
         ---------------------------------------------------------------------
         Accounts receivable
           Trade receivables                        $    54,531   $    84,592
           Other receivables                                  -            97
         ---------------------------------------------------------------------
         Total accounts receivable                  $    54,531   $    84,689
         ---------------------------------------------------------------------

                                                    December 31,  December 31,
         (thousands of Canadian dollars)                2009          2008
         ---------------------------------------------------------------------
         Accounts payable and accrued
          liabilities
           Accounts payable                         $    17,202   $    80,016
           Accrued liabilities                           94,699        66,030
           Other payables                                     -             -
         ---------------------------------------------------------------------
         Total accounts payable and accrued
          liabilities                               $   111,901   $   146,046
         ---------------------------------------------------------------------

         (i) Statements of cash flow

         The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.

         (j) US Accounting Pronouncements Implemented

         The FASB amended ASC 470 - Debt with respect to convertible debt. If an entity issues convertible debt where the conversion option can be settled fully or partially in cash, it is required to separate the instrument into a liability and an equity component. The
         implementation date for this amendment was for the beginning of the first interim or annual reporting period that begins after December
         15, 2008. This affected the accounting treatment of all convertible debentures outstanding immediately prior to the corporate conversion since these debentures were issued by the Fund and the Trust Units were redeemable in cash. The Corporation's retrospective
         implementation of this standard has been presented in the
         reconciliation of shareholders' equity (note 15(g)).

         The U.S. Securities and Exchange Commission changed definitions of reserve quantities and future cash flow projections, upon completion of its project , "Modernization of Oil and Gas Reporting." (SEC Rule
         33-8995) As a result, the FASB issued Accounting Standards Update
         2010-03 "Oil and Gas Reserve Estimation and Disclosures" which incorporated these new definitions into calculations of depletion and impairment calculations under US GAAP full cost accounting. Proved reserves and future cash flow projections are now calculated with reference to prices determined as the annual average of first-day-of-
         month values for the reporting year. Previously, proved reserves and future cash flow projections were calculated with reference to prices at the year-end date. The Corporation prospectively adopted these changes as of December 31, 2009.

         The application of US GAAP would have the following effect on net loss as reported:

                                                                   Year ended
         Consolidated Statements of Loss             Year ended   December 31,
          and Comprehensive Loss                    December 31,      2008
         (thousands of Canadian dollars)                2009       (restated)
         ---------------------------------------------------------------------
         Net loss - Canadian GAAP, as reported      $   (86,426)  $   (20,577)

         US GAAP Adjustments:
           General and administrative
            - note 15 (a)                                   358          (904)
           Management internalization
            - note 15 (a)                                 1,026         2,946
           Depletion, depreciation and accretion
            - notes 15 (c) and (d)                     (153,711)     (983,222)
           Impairment of goodwill - note 15 (f)               -       120,271
           Future income tax reduction
            - note 15 (e)                                22,158       324,287
         ---------------------------------------------------------------------
           Net loss and comprehensive loss
            - US GAAP                               $  (216,595)  $  (557,199)
         ---------------------------------------------------------------------

         The application of US GAAP would have the following effect on the balance sheets as reported:

                              December 31, 2009         December 31, 2008
         Consolidated         -----------------         -----------------
          Balance Sheets                                               US
         (thousands of       Canadian        US        Canadian       GAAP
          Canadian dollars)    GAAP         GAAP         GAAP      (restated)
         ---------------------------------------------------------------------
         Assets
           Deferred charge
            - note 15 (b)  $         -  $     5,310  $         -  $     1,290
           Fixed assets,
            net - notes 15
           (c) and (d)       1,831,622      190,656    2,163,866      676,611
           Future income
            taxes
            - note 15 (e)            -      374,221            -      347,038
           Goodwill
            - note 15 (f)            -      120,271            -      120,271

         Liabilities and
          Shareholders'
          Equity
           Current portion
            of convertible
            debentures
             - note 15 (b)      69,553       69,553       86,125       86,576
           Trust Unit
            liability - note
            15 (a)                   -            -            -        2,414
           Bank indebtedness
            - note 15 (b)      247,784      248,808      584,717      584,717
           Convertible
            debentures -
            note 15 (b)        130,658      147,602      128,849      129,688
           Future income
            taxes - note
            15 (e)              38,796            -       43,976            -
           Temporary equity
            - note 15 (g)            -            -            -      678,581
           Shareholders'
            equity - notes
            15 (a), (b)
            and (g)          1,235,805      115,469    1,208,513     (448,452)
     >>

     Advisory

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations;
volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of
Advantage and its business, please refer to its Annual Information Form dated
March 19, 2009 which is available on SEDAR at www.sedar.com and
www.advantageog.com.
     References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and
"behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.
     Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. "TCF" stands for trillion cubic feet of natural gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.
     Finding and development costs have been calculated in accordance with section 5.15 of National Instrument 51-101 Standards of Disclosure for Oil and
Gas Activities which requires changes in FDC to be included in the calculation of finding and development costs. Advantage has also provided the calculation of finding and development costs excluding changes in FDC as indicated above.
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year.
     The Corporation discloses several financial measures that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the
Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

     %CIK: 0001468079

     /For further information: Investor Relations: Toll free: 1-866-393-0393,
Advantage Oil & Gas Ltd., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
     (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 23:03e 16-MAR-10